UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2012

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑   Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐   Yes             ☑   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: November 28, 2012

THE BEGINNING OF A TV MIRACLE

City Telecom (H.K.) Limited

Stock Code—SEHK: 1137; NASDAQ: CTEL

City Telecom (H.K.) Limited is a Hong Kong and the U.S. listed company (SEHK: 1137; NASDAQ : CTEL). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology & applications.

The Group strives to expand its foothold to the TV industry. Since 2011, we have been aggressive in forming the dream team of artistes, production and creative Talents. The Group will invest over HK$800 million in the next three years to build a 500,000 sq. ft. TV & Multimedia Production Centre, including the largest studio in Asia with an area of 18,000 sq. ft. and post-production suite equips with 3D and Super High-definition production facilities. The production centre is expected to go into full operation in 2014.

At commencement, City Telecom’s TV business will broadcast 5 channels, and will increase to 30 in 6 years. City Telecom targets in 2013 to double up the production output produced in 2012.

Contents

02 Financial Highlights

04 Major Milestones and Events

08 Chairman’s Statement

12 Management’s Discussion and Analysis

20 Updates on Free TV & Multimedia Business 20 TV & Multimedia Production Centre 22 Our Talents 26 Drama Production 28 Variety & Infotainment Production

32 Profile of Directors and Senior Management

Financial Information

37 Corporate Governance Report

46 Report of the Directors

55 Independent Auditor’s Report

56 Consolidated Income Statement

57 Consolidated Statement of Comprehensive Income

58 Balance Sheet

60 Consolidated Statement of Changes in Equity

61 Consolidated Cash Flow Statement

62 Notes to the Financial Statements 119 Five-Year Financial Summary 120 Corporate Information

City Telecom (H.K.) Limited Annual Report 2012

Financial Highlights

03

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the year ended 31 August 2012	For the year ended 31 August 2011	Year-on-Year Change Amount	Year-on-Year Change %
Continuing Operations				
Turnover	**3,762**	-	3,762	100.0%
Loss attributable to shareholders	**(71,406)**	(32,110)	(39,296)	122.4%
Loss per share				
- Basic (HK cents)	**(9.0)**	(4.1)	(4.9)	119.5%
- Diluted (HK cents)	**(9.0)**	(4.1)	(4.9)	119.5%
Total dividend declared per share (HK cents)	**30.0**	30.0	-	-
- Interim	**15.0**	15.0	-	-
- Final	**15.0**	15.0	-	-
Capital Expenditures	**178,750**	51,255	127,495	248.7%
Discontinued Operations[1]				
Profit attributable to shareholders	**3,771,694**	346,025	3,425,669	990.0%
- Profit after taxation	**251,606**	346,025	(94,419)	(27.3%)
- Gain on sale of discontinued operations	**3,520,088**	-	3,520,088	100%

	As at 31 August 2012	As at 31 August 2011	Year-on-Year Change Amount	Year-on-Year Change %
Cash position[2]	**2,627,119**	408,976	2,218,143	542.4%
Total outstanding borrowings	**3,271**	1,238	2,033	164.2%
Total equity attributable to equity shareholders	**3,483,393**	1,797,381	1,686,012	93.8%
Shares in issue (in thousands)	**809,017**	771,912	37,105	4.8%
Net asset per share (HK$)	**4.31**	2.33	1.98	85.0%
Gearing ratio	**N/A**	N/A	N/A	N/A

1 Discontinued operations represented the disposal of Telecom Business completed on 30 May 2012. Hence, the profit after taxation represented the first nine months results of the Telecom Business during the year ended 31 August 2012.

2 Cash position means cash at bank and in hand and term deposits, but excluding pledged bank deposits.

City Telecom (H.K.) Limited Annual Report 2012 04

Major Milestones and Events

1992 MAY
City Telecom (H.K.) Limited ("City Telecom") was incorporated in Hong Kong

1997 JAN
Launch of IDD300 Calling Service

MAR
Set up INC (the Specialized IDD Network for Corporations) for corporate sector

AUG
City Telecom was listed on The Stock Exchange of Hong Kong Limited

MAR
Launch of Broadband Internet services by HKBN

2001 MAY
CTI International awarded the Satellite-based Fixed Carrier license

2002 APR
HKBN officially launched local on-net VoIP telephony service, and upgraded to become a wireline-based FTNS licensee

JUN
Launched of HKBN IDD0030 service

2006 SEP
City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures

2008 JAN
HKBN launched the free WiFi Service at public rental housing estates

FEB
HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

2009 FEB
City Telecom launched talent upgrade program: "Next Station: University"



DEC
HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions

2010 FEB
HKBN took on climate change with expedition to the Antarctica

MAR
City Telecom celebrated 10 Years on NASDAQ

HKBN launched bb100 + WiFi services at Hong Kong International Airport

APR
HKBN launched 1 Gbps broadband for HK$199/month (US$26)

MAY
Surpassed 10,000 Symmetric 1Gbps Subscribers

JUN
Incredible 1Gbps Triple-Play (1Gbps Broadband, HomeTel, bbTV) for HK$158/month (US$20/month)

JUN
Awesome HK$9.9/month (US$1.30) HomeTel Switch-Over Offer for incumbent's customers

AUG
City Telecom announced the establishment of Worldclass Multimedia Centre Doorway to Multimedia Creativity

MAR
Over 4,500 applicants strive for career opportunity in City Telecom TV Division

MAY
City Telecom sold HKBN and all telecom businesses to CVC Capital Partners, a global private equity firm

SEP
City Telecom celebrates 20th Anniversary Together We Create TV Miracles

05

1998 NOV

The first company to receive the license of ISR voice service in Hong Kong

1999 JAN

Launch of IDD1666 Direct Calling Service

NOV

ADR listing on the NASDAQ National Market of USA

2000 FEB

Hong Kong Broadband Network Limited ("HKBN"), a subsidiary of City Telecom obtained the local wireless FTNS license

2003 AUG

HKBN officially launched IP-TV service

2004 NOV

HKBN announced the launch of "bb100", Hong Kong's first 100Mbps residential broadband service

2005 APR

HKBN launched "bb1000" Fibre-To-The-Home 1Gbps residential broadband service

OCT

HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone



NOV

HKBN launched "AWESOME SPEED. FOR EVERYONE" 100Mbps broadband at HK$99 /month (US$13)

NOV

City Telecom received "Innovation in Recruitment" and "Champion of HR" awards at the HRM Awards 2009


HRM

NOV

Mr. Ricky Wong, Chairman, was awarded Ernst & Young Entrepreneur Of The Year 2010 China For Telecom Category

DEC

HKBN launches HD Online Music Portal – MusicOne

2011 APR

HKBN bbTV became Local News Contents Provider for Smart TVs and launched "bbTV GIANT" mobile apps



2012 FEB

HKBN "Big Fat Dumb Pipes" that easily handles over 100GB/month per user across our 600,000 plus FTTH/B customer base

FEB

Groundbreaking of City Telecom's TV & Multimedia Production Centre

The HKSAR Government granted a piece of land in Tseung Kwan O for City Telecom to build our TV & Multimedia Production Centre. Mr. Samson Tam, ex-Legislative Council Member (4th from left), Ms. Shirley Yuen, CEO of HKGCC (5th from left), Mr. Ricky Wong, Chairman of City Telecom (3rd from right) and other guests of honour officiating the Groundbreaking Ceremony.





Mr. Ricky Wong, Chairman of City Telecom (11th from the left) led our guests and talents to celebrate 20th Anniversary.

OCT

City Telecom's TV & Multimedia Production Centre reached a new milestone

OCT

City Telecom urges Government to vet Free TV applications at "Normal Hong Kong Speed"

IN THE FIRST DECADE, WE INTRODUCED CALL-BACK IDD SERVICE INTO HONG KONG, THUS LEADING IN COMPETITION INTO THE MARKET.

City Telecom (H.K.) Limited Annual Report 2012 08

Chairman's Statement

Dear Shareholders,

2012 is a special year for City Telecom. On one hand we celebrated 20th Anniversary, and we concluded our first venture in telecom business on the other. There are ups and downs in economic cycles, so do business financial returns. Our management team foresees the constraints on expansion and competition for operating fixed telecom network service in a small city like Hong Kong; and we also noticed the rapid growth for the demand towards Chinese entertainment programmes globally, particularly from China.

With the long history of TV & movie production, Hong Kong embraces a rich pool of creative & production Talents. In recent years, the degradation of the industry was largely originated from issues on corporate governance and management culture. Despite this, Hong Kong remains to be the hub of creativity freedom that mingles cultures from the East and West. Undoubtedly, the Chinese economy has been blooming over the past decades, but Hong Kong embraces irreplaceable cultural advantage that would possibly be transformed into financial returns. By virtue of our 20 years' technology knowhow and expertise, we aim to integrate connected TV, smartphones & tablets, creating a new experience in media convergence.

In recent decade, there have been discussions over the convergence of Internet, computer and TV devices. Just like a decade ago, Fibre-to-the-Home was a hot topic, but many people spoke without further actions. Some people have the guts, but they don't have sufficient resources; while some other people that are resourceful, but they are too complacent to start all over again.

Most of us know that, viewers' behaviour has been changing and most of them would not retain 100% of their focus on TV screens. Those who are able to attract the eyeballs of the audience will become the King of the traditional TV industry. If someone still insists on casting and traditional TV program production, one would be weeded out by the market force created by technology.

I strongly believe that City Telecom has marshaled the essential Talents and financial resources to face the challenge. The road ahead will not be simple and flat, but this is a long-term investment project. The only thing that went beyond my expectation is the approval time for the Domestic Free Television Programme Service Licence. We have been very aggressive to express our concerns and urge the Government to grant the licence as soon as possible. Up to this moment, I have not heard of any negative feedback or comments so far. While our application has reached the final stage of vetting, we strongly believe that City Telecom will be granted the licence as planned.

Wong Wai Kay, Ricky
Chairman
Hong Kong, 21 November 2012

I strongly believe that City Telecom has marshaled the essential Talents and financial resources to face the challenge. The road ahead will not be simple and flat, but this is a long-term investment project.

IN THE SECOND DECADE, HONG KONG BROADBAND NETWORK LIMITED WAS ESTABLISHED. WE LAID OUR OPTIC FIBRE NETWORK ALL OVER HONG KONG, OFFERING HIGH SPEED BROADBAND SERVICES AT AFFORDABLE PRICE LEVELS.

City Telecom (H.K.) Limited Annual Report 2012

Management’s Discussion and Analysis

13

BUSINESS REVIEW

FY2012 is an exciting and remarkable year for City Telecom, not only because we celebrated our 20th anniversary, it was also the turning point to begin a completely new era in the multimedia industry. On 30 May 2012, we completed the very substantial disposal transaction of the entire Telecom Business, including Fixed Telecommunications Network Services business ("FTNS") and International Telecommunications business ("IDD"), since then, the Multimedia Business becomes the principle focus of the Group, which includes the production, sales and distribution of Cantonese TV drama series, news programmes and other TV programmes. It will also include the offering of free TV programming services in Hong Kong, subject to the grant of the domestic free television programme service licence by the Chief Executive in Council.

While our first 9 months financial results were mainly contributed by the Telecom Business, we have been actively building our foothold in the Multimedia Business in Hong Kong since FY2011. In FY2011 Chairman's Statement, our Chairman, Mr. Ricky Wong clearly stated our vision for this new business – "to unleash the creativity potential of drama production in Hong Kong, and to nurture hundreds of writers in the coming eight to ten years, bringing Hong Kong back into the position of Asian drama production hub." With this clear direction in mind, we are running the talk now:

Reversing the Creative Direction

City Telecom is reputable in leading "change" in an industry and in fighting the Goliath, and our management team is distinctive at execution to make our dream come true. All of these have been well proved in our 20-year history in the telecommunications industry. Now, we are stepping into a new arena – to drive for a revolution change here, our first change is to enable a much larger room for creativity and possibility which we consider as one of the key determining factors to encourage variety and to unleash the creativity potential for drama production. In long run, we aim to prolong the creative period from approximately 3 months to approximately 6 months to further enhance the quality.

Strong Production Momentum

Since mid-2011, we embarked a large scale "head-hunting" process to recruit the top tier talents in the multimedia industry – from creative directors to post production professionals, we now have a professional team of more than 500 talents together with about 220 artistes. All of us are gear-up in full speed to prepare for the battle – since April 2012, we started to produce our "weapons" – at present, we have completed shooting for 4 TV drama series with 4 others in progress (ranging from 10–30 hours per series).

Our another focus is on infotainment and variety programmes – we expect to produce a wide spectrum of programmes with no boundary on subjects and locations, ranging from world class production, such as "Challenge" to execute impossible missions including chasing the hurricane in the United States, climbing into a live volcano in Vanuatu, etc., and to programmes introducing domestic local culture, such as "Secret of Food".

Upon the disposal of the Telecom Business, the news production operation unit remained with the Group which will continue to provide news content to the Telecom Business for their bbTV broadcasting use under a licensing arrangement. Once our broadcasting start, our news production operation unit will fully support the news programme production.

Apart from the above self-produced programmes, we also purchased popular and high quality contents from Japan, Korea and Mainland China including TV drama series and cartoons. To adapt to local audiences, we maintain a professional dubbing team for the post production process, including dubbing to local language and subtitling. As of 31 August 2012, we have more than 850 episodes of purchased content in our library.

With the assumption that we can start broadcasting in the second half of 2013, we intend to double our 2012 production output on TV drama series, and on infotainment and variety programmes in 2013.

Top Tier Hardware

We understand hardware is an inevitable component to link talents and creativity together for high quality output. Hence, we are committed to invest resources to provide top tier facilities:

1. *TV & Multimedia Production and Distribution Centre in Tseung Kwan O Industrial Estate (the "Centre")*

   After our ground breaking ceremony in February 2012, the Centre reached its milestone in October 2012 by completing the foundation work and is now under the tendering stage on superstructural works. The Centre will possess gross floor area of approximately 500,000 sq. ft. and consists of 12 studios, including an 18,000 sq. ft. studio which is the largest in Hong Kong and smaller studios with 3,000 sq. ft. each. Construction works are expected to be completed in FY2014 and the Centre will become our headquarter.

2. *Hollywood movie grade production equipment*

   While we mentioned we are aiming at quality production, we are the first in the Hong Kong free TV platform to use Hollywood movie grade ARRI cameras for TV drama series production. Moreover, according to our plan, we will also have the post production facilities in the Centre equipped with pioneering technology, compatible for 3D, 4k and even 8k super-high standards. In short, our hardware would be future-proofed not only for today's production.

Audience Engagement

City Telecom is well known to be a pioneer, and we are not going to position ourselves same as the incumbent – our aim is clear – to have our high quality production to go beyond the traditional free TV platform. Nowadays, it is almost impossible to

City Telecom (H.K.) Limited Annual Report 2012 14
Management's Discussion and Analysis

capture 100% of our audience's eyeballs back to the TV screen because of the "competition" from the companion devices which are an indefeasible equipment in our daily life. Ridding on our expertise on communication technology, we are going to create an integrated interactive multi- screen viewer experience, so as to "engage" the companion device users to "stick" with our productions, no matter on TV screen or on the companion device screen.

In short, our whole team consisting over 700 professionals are all excited about this new multimedia venture in Hong Kong – more important, we share the same vision as our Chairman, Mr. Ricky Wong – we want to enhance the quality and increase the variety of free TV programmes to our Hong Kong people, so as to bring Hong Kong back into the position of Asian drama production hub.

FINANCIAL REVIEW

FY2012 was an extraordinary year in terms of cashflow due to the disposal of the Telecom Business during the year which has secured our funding flexibility to develop the Multimedia Business. While we are at the start-up stage preparing for the TV programme library, no material revenue was generated from the Multimedia Business during the year. Most of the resources were mainly invested into producing "weapons" for the battle to be declared.

Continuing Operations

Continuing operations mainly include Multimedia Business as well as corporate functions. A net loss of HK$73.8 million was recorded in FY2012 versus a net loss of HK$32.1 million in FY2011 mainly due to the uncapitalised expenses from Multimedia Business which represented the talent costs expensed to profits and loss before resources being fully deployed to the production during the year, and the maintenance of full corporate functions after the disposal of Telecom Business.

There were HK$3.8 million turnover generated in FY2012 (FY2011: HK$Nil) mainly represented the licence fee received from the Telecom Business to broadcast the news content produced by the news production operation unit, and the income received from artiste management functions.

As at 31 August 2012, we invested HK$87.6 million into programme costs which mainly represented the capitalisation of talent costs and production overheads which were directly attributable to programme production and purchased contents during the year (FY2011: HK$Nil).

Discontinued Operations

On 11 April 2012, the Group announced to dispose our telecommunications business (the "Discontinued Operations") in Hong Kong and in Canada to enable us to focus on the Multimedia Business. The Group subsequently received the final consideration of HK$4,873.6 million on 30 May 2012 to conclude our 20-year legend in the FTNS and IDD landscape. This transaction has brought to us a gain on sale of Discontinued Operations of HK$3,520.1 million, together with the 9 months operation results from the Telecom Business before the disposal, the total net profits generated from the Discontinued Operations were HK$3,771.7 million.

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the year under review, in particular after receiving the final consideration of HK$4,873.6 million (a net cash inflow of HK$4,655.4 million after netting transaction costs of HK$183.4 million and HK$34.8 million represented the cash and cash equivalents disposed of) from the sale of Telecom Business during the year. A special dividend of HK$2,022.5 million (i.e. at HK$2.5 per ordinary share) was distributed on 29 June 2012. The remaining cash will be used to fund the continuing development and expansion of the Group's Multimedia Business. Pending such use of the funds, consistent with the overall treasury objectives and policy, the Group will undertake treasury management activities with respect to its surplus cash assets. As and when cash is expected to be required to fund the continuing development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As of 31 August 2012, the Group had total cash at bank and in hand and term deposits amounting to HK$2,627.1 million (31 August 2011: HK$409.0 million) and outstanding borrowing of HK$3.3 million (31 August 2011: HK$1.2 million), which led to a net cash position of HK$2,623.8 million (31 August 2011: HK$407.8 million). As of 31 August 2012, the Group has utilised HK$2.0 million banking facilities mainly for providing bank guarantees to utility vendors in lieu of utility deposits (31 August 2011: HK$6.9 million), leaving HK$21.3 million available for future utilisation.

As of 31 August 2012, we only had long-term liability of obligations under finance leases which amounted to HK$0.2 million (31 August 2011: HK$0.3 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits. There is no pledged bank deposit as at 31 August 2012 and 31 August 2011.

The debt maturity profiles of the Group as of 31 August 2012 and 31 August 2011 were as follows:

	2012 HK$'000	2011 HK$'000
Repayable within one year	3,111	950
Repayable in the second year	90	105
Repayable in the third to fifth year	70	183
Total	3,271	1,238

15

As of 31 August 2012, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2012 and FY2011, no gearing ratio is presented.

In FY2012, we spent HK$462.4 million on capital expenditure versus HK$449.2 million in FY2011. Among this amount, HK$178.8 million was incurred for the Multimedia Business mainly for the construction of the Centre and for the set-up of production facilities for TV drama series and Infotainment and variety programme. The remaining of HK$283.6 million was for the disposed Telecom Business.

For the construction of the Centre and the expansion into the Multimedia Business pending the grant of licence, our capital expenditure outlook for FY2013 is expected to be about HK$700.0 million, which is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business, and banking facilities within the Group. Overall, the Group's financial position remains sound for continuous business expansion.

Charge on Group Assets

As of 31 August 2012, the Group has not been required for any pledged deposits to secure its banking facilities.

Exchange Rates

All the Group's monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

Contingent Liabilities

As of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million (31 August 2011: HK$5.6 million) and HK$Nil to suppliers (31 August 2011: HK$1.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

From this year onward, City Telecom is a 100% devoted multimedia company in Hong Kong. While we are in the start-up stage, when transparency is low and subject to wider business variance and the granting of the free domestic television programme service licence, our preliminary key metrics are planned below but are subject to change as business and market condition evolves:

- Self-produced content will scale up and plan to double the production output in 2012 with a budget of approximately HK$1.0 million per hour for TV drama series production in 2013. We expect that majority of the production related costs and overheads will be capitalised until airing of programmes, expected some 6–9 months after the free domestic television programme service licence grant.
- Capital expenditure of about HK$700.0 million, majority of which will be for the new multimedia production and distribution centre under construction in Tseung Kwan O Industrial Estate, New Territories. The latest announced construction cost budget is expected to be not less than HK$800.0 million to FY2014.

DIVIDEND

In line with the guidance given in FY2011 annual report, the Board is recommending a final dividend of HK15 cents per ordinary share, together with the interim dividend paid at HK15 cents per ordinary share, this will bring a total of HK30 cents per ordinary share to our shareholders for FY2012 (FY2011: HK30 cents per ordinary share).

In addition to the above, because of the sale of the Telecom Business, part of the consideration from the transaction has been returned to our shareholders via a special dividend on 29 June 2012 at HK$2.5 per ordinary share.

Going forward, given the start up of the Multimedia Business which may have a wider variance, it is estimated that the Group will be in the investment stage in the next three years and do not expect there will be dividend payout until we start to generate profit. By then, we shall review our dividend policy based on the balance sheet position, profit generating ability as well as the development plans ahead.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2012, the Group had 537 permanent full- time Talents versus 3,080 as of 31 August 2011. The total Talent-related cost was HK$553.0 million in FY2012 versus HK$566.7 million in FY2011. The decrease in headcount was mainly due to the sale of Telecom Business during the year.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group's and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programmes and operates share option schemes.

HONG KONG

ENTERTAINMENT CREATOR

CREATING MIRACLES

STEPPING INTO OUR THIRD DECADE, WE ARE MARCHING TOWARDS OUR NEW BATTLEFIELD :

FREE TV & MULTIMEDIA BUSINESS.

City Telecom (H.K.) Limited Annual Report 2012

Updates on Free TV & Multimedia Business

IN AUGUST 2011, THE GOVERNMENT GRANTED US A PARCEL OF LAND IN TSEUNG KWAN O TO BUILD TV & MULTIMEDIA PRODUCTION CENTRE.

The Centre will possess gross floor area of Open-style design, including glass elevated walkways around the studios, for the public and academic exceeding 500,000 sq. ft. The design of organizations to observe our shooting, enhancing public the building caters practical usage needs, understanding on TV industry; corporate social responsibility, environmental

Collaboration with Independent Content Producers,

friendliness and various important aspects :

contributing to the development of local creative industry;

The first TV station project in Hong Kong with environmental

Allocating studio time on student training for universities certification, BEAM Plus; and tertiary institutions, nurturing the next generation TV elites.

Consists of 12 studios, including an 18,000 sq. ft. studio which is the largest in Hong Kong and smaller studios with 3,000 sq. ft.;

Post production centre equipped with pioneering technology, compatible for 3D, 4k and even 8k super-high standards;

City Telecom (H.K.) Limited Annual Report 2012
Updates on Free TV & Multimedia Business
22

Our Talents

CITY TELECOM EMBRACES MORE THAN 500 BACKSTAGE ELITES



Creative Director, Ms. Lam Shiu Chi (Right Four in First Row) led a group of creative trainees to visit shooting location. Mr. Ben Fong, Executive Producer, (Right Three in First Row) welcomed them and show the unity of Production team and Creative team.

Creative Team

CREATIVE DIRECTORS

Lam Shiu Chi

Lam Shiu Chi has worked at two local TV stations and Taiwan Next TV, with her career in TV industry commenced in the 90s. Since then, she developed over 30 pieces of notable works, in which she is particularly good at the creation of feminine dramas and depicting exquisite love relationships. Part of her works including "Armed Reaction ", "War of the Genders", "My Family" and "Forrest Cat II", etc.

Chu Kang Ki

Chu Kang Ki is known for making breakthroughs in creating distinctive characters which achieved critical acclaim for his works. More notably, some of them received positive comments from the public, including "E.U." , "Burning Flame", "La Femme Desperado", "To Get Unstuck In Time" and "You're Hired", etc. The breakout character "Laughing Gor" in "E.U." soon became the classic hero as the madness of online sharing led to continuous popularity.

Lau Choi Wan

"Square Pegs" and "Life Made Simple" are two notable works of Lau Choi Wan, whereas audiences were moved by the simple & innocent personalities of the main character "Ah Wong". Her other credits include "L'Escargot", "Gun Metal Grey", "House of Harmony and Vengeance" and "Ghetto Justice" I and II.

Choy Shuk Yin, Stella

Stella Choy graduated from the Faculty of Social Science of The University of Hong Kong and she has been involving in the success of a diverse slate of popular television hits over the past 18 years. "Wars of In-Laws" and "Wars of In-Laws II" depicted the conflicts between mother and daughter in law, receiving positive reviews from audiences. Her other credits include "Maidens' Vow", "Curse of the Royal Harem" and "Lives of Omission".

23

SCRIPT SUPERVISORS

Lee Yee Wah, Anna

Anna Lee worked as a part-time script writer for television and films since her study in the School of Journalism and Communication at The Chinese University of Hong Kong. She has since written the films "City Cop", "Twist" and "GEN-X COPS", etc. Also, she has contributed to the television hits of "Police Archives", "Fist of Fury", "Curse of the Royal Harem", "Revolving Doors of Vengeance" and "E.U." series I to III.

Suen Ho Ho, Gabe

Gabe Suen served as a script writer for a major local television station prior to joining CTI, where she wrote a number of popular plays. And more notably, she specializes in bringing the audiences into the movie through revealing the inner feelings of each characters. Her notable works include "Sisters Of Pearl", "Beauty Knows No Pain" and "The Hippocratic Crush".

Leung Man Wa, Pion

Pion Leung has participated in writing numerous large-scale projects, including "At the Threshold of An Era", "The Gem of Life", "Triumph in the Skies", "Healing Hands" and "Can't Buy Me Love", etc.

Yip Sai Hong

Yip Sai Hong wrote for the television series of "Revolving Doors of Vengeance", "Bar Bender", "Face to Fate" and "Light of Million Hope" during the period he worked for the two major local TV stations as well as Taiwan Next TV.

Lau Siu Kwan

Lau Siu Kwan wrote for the famous television series on ancient China palace "War and Beauty", which received positive receptions and overwhelmed the audience. Other modern and timeliness credits include "Instinct", "Armed Reaction" I to III, "Forensic Heroes" I and II as well as "Every Move You Make".

Pun Man Hung

Pun Man Hung is active in writing television scripts and she also involved in scriptwriting for films. "Take My Word For It", "The Hippocratic Crush", "Armed Reaction" I to III, "Healing Hands III" and "Turning Point" are some of her significant pieces.

Choi Ting Ting, Tessa

Tessa Choi wrote a series of scripts for television, including "Forensic Heroes" I to III, "Burning Flame II", "To Catch The Uncatchable" and "Beyond the Realm of Conscience" which has have achieved a high degree of audience share.

Pao Wai Chung, Alex

Alex Pao specializes in writing classic sitcoms and long-form TV series. His notable works include "File of Justice" I to III, "Secret of the Heart", "Virtues of Harmony", "War of the Genders" and "The Gem of Life", etc.

Creative Director, Mr. Chu Kang Ki (Middle) plays the role of tutor in nurturing the new bloods from the TV industry by sharing his personal experience.

City Telecom (H.K.) Limited Annual Report 2012
Updates on Free TV & Multimedia Business
24



The production team strives for excellence in every details of shooting.



Our Talents

Production Team

EXECUTIVE PRODUCERS

Fong Chun Wah, Ben

Ben Fong is best known for developing family drama series over the past 20 years. His screen credits include "Moonlight Resonance", "Can't Buy Me Love" and "Daddy Good Deeds".

Chan Sun Hop

Chan Sun Hop has worked at the two local major TV stations over the years, participating in the production of large-scale projects. He is best known for directing action dramas and his major works include "Tiger Cubs", "Gun Metal Grey", "D.I.E.", "House of Harmony and Vengeance"," Curse of the Royal Harem" and "My Date with a Vampire".

Luk Tin Wah, Jimmy

Jimmy Luk is best known as the director of the popular television hits, including "War and Beauty", "Healing Hands" season 2 and 3 and "When Heaven Burns", etc. His notable works include "The Dance of Passion" and "No Regrets", featuring with epic and well-written characters .

Wong Kwok Keung

Wong Kwok Keung possesses more than 20 years of experience in drama directing. His works include "Forensic Heroes 3", "No Regrets" and "A Fistful of Stances".

Lau Shun On, Douglas

In the past 23 years, Douglas Lau specializes in directing re-edited TV series such as "The Return of the Condor Heroes", "Royal Tramp" and "Eternal Happiness", etc. Other famous works include "A Step into the Past", "Crimson Sabre" and "Strike at Heart".

Au Yiu Hing, Benjamin

Benjamin Au has produced a number of renowned series over the past 15 years, including "Armed Reaction 4", "Burning Flame 3" and "The Greatness of A Hero", etc. His notable piece – "Ghost Writer", received overwhelming responses and reached a high percentage of ratings.

Kwan Shu Ming, Anthony

Anthony Kwan worked as Senior Producer at other local TV station and played a critical role in directing a wide variety of drama series such as "Three Kingdoms RPG", "Under the Canopy of Love" and "The Ultimate Crime Fighter", "The Mysteries of Love" and "Burning Flame".

So Man Chung, Danny

Danny So is a prolific television drama producer who has participated in a number of epochal large-scale production. His series credits include flagship series "Triumph in the Skies", "Ups and Downs in the Sea of Love"; featured series filmed in Africa – "The Last Breakthrough"; high-rated series – "Lives of Omission"; collaborative series with CCTV for the celebration of 10th Anniversary of the establishment of Hong Kong Special Administrative Region – "The Drive of Life" as well as "Detective Investigation Files I-IV". In addition, he is the guest host of RTHK's programme giving commentary on movies.



Executive Producers, Mr. M.C. So and Mr. Chan Sun Hop led other producers to attend "The National Association of Broadcasters (NAB) Show" in Las Vegas for experience exchange.

25

Infotainment and Documentary Department



Wong Ursule (Right) and Tsang Kwok Cheung (Left) and our crew formed the first Asian team, visiting the world's great active volcanoes in Vanuatu.

PRODUCTION CONTROLLER

Joani Tang

Joani Tang is an experienced programme producer for TV documentaries. Prior to joining CTI, she was the Producer and Associate Vice President of ATV and was one of the founding members of the team that produced notable works such as "Hong Kong Today" and "Stories from Afar". Besides, she has also worked as Production Executive of Enrichment and Infotainment Department at TVB and produced popular programmes such as "On the Road" and "Being". She also produced documentaries for National Geographic Channel and Discovery Channel. Despite the fact that the documentaries that produced by her have broadened audiences' horizons to global perspective, it also won a number of awards.

SENIOR EXECUTIVE PRODUCERS

Carman Lee

Carman Lee, is a veteran producer with more than 20 years in directing and managing. She produced various kinds of variety shows, including "Jade Solid Gold Best Ten Music Awards Presentation", "TVB Anniversary Awards", Miss Hong Kong Pageant" and "Movie Buff Championship".

Tely Fung

Tely Fung is a documentary film producer, for over 20 years contributed to some of the notable programmes screened in Hong Kong. He has produced a number of classic informative programmes, including "Hong Kong Today", "Stories from Afar" as well as other top tier variety shows such as "Hong Kong Film Awards". In the recent ten years, he has been focusing on filming international standard documentaries for Discovery Channel. His latest production, "Cheers Hong Kong" received positive credits from audiences.

SCRIPT SUPERVISORS

Chan Wai Yi, Victoria

Victoria Chan is a veteran script writer for documentary and infotainment programmes. She took part in the creative writing of awarded programmes "Stories from Afar" and "On the Road". At the same time, she also made great efforts in producing international standard documentaries. She contributed to "The Secret of Chinese Beauty" series of Discovery Channel. She also worked for the National Geographic Channel, storylining "The Kung Fu Killers". In 2010, she participated in "Siu Mei Kung Fu" which won the Creative Award for U.S International Film and Video Festival.

Mill Tse

Mill Tse is an experienced screenplay creator for food and travel programs. He fronted the series of "Hong Kong Today" and in the period of 2000 to 2001, he exceled at creating and producing different genres of food programs, including the series of "Famous Chinese Cuisine" hosted by May Huang, "Worldwide Culinary Creations", "Famous Chinese Cuisine III", "Eating Healthy", "Fresh Taste", "Best Trips Around The World", "Deluxe Tour" and "Taiwan Delicacies". In recent years, he planned "Admiral's Feast" Series for the celebrity chef - Wong Wing Chi.



Our crew travels to the meditation retreat campsite in France. Thich Nhat Hanh leads the believers from all over the world in the practice of walking meditation every day.



Ms. Joani Tang, Production Controller of Infotainment and Documentary (Right Two in First Row) visited Thich Nhat Hanh, (Right Three in First Row) the spiritual leader of the modern world.

City Telecom (H.K.) Limited Annual Report 2012
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26

Drama Production



《還來得及再愛你》
A romantic legend filled with immortal sentiment & riddle

Taiwanese famous singer and actor Danson Tang acts in the role of a 224-year old vampire who falls in love with Michelle, developed a forbidden relationship between a human and a vampire.



《童話戀曲201314》
Mark Lui fully devoted to Hong Kong's first musical drama

So Wing Hong William and Liu Bernice Jan partner in Hong Kong's first musical drama, devoting their perfect voice and dance to present romantic love story.


Music Live

《第二人生》
A real concert for drama shooting

The story begins with the four passionate music lovers - Lau Ho Lung Wilfred, Yin Terence Tzu Wei, Tang Kin Ming and Lui Yau Fai Patrick. In their mid-lives they realized that living in the present moment is much more meaningful than regretting on what have happened. Therefore, they formed a rock band named as "4 Life", aiming to rock the world with their music.



《客家女人》
Explode the spark between two best actresses with film and TV awards

A reunion between two sisters starred by Cheung Ho Yee Maggie and Liew Mei Kwan Prudence tells the story of hatred and forgiveness. Their separation implies the profound relationship between China and Hong Kong over the past decades.



《歲月樓情》
The battle of acting between the best TV actor & film actress

The first collaboration between the best TV actor in 2007 - Ha Yu and the Best Film Actress in Hong Kong Film Awards 2008 - Paw Hee Ching.



《神探導盲犬》
The guide dog takes the lead to break mystical cases

An unprecedented blind detective uses his sense of hearing, sight, taste and smell to investigate a series of crimes, highlighting his senses and sensitivity through unleashing the mysteries.

27



《警界線》
Black and white open fight
Life and death test the strength

A tough-minded TV drama covers daily crimes including the 12 years' life of an undercover; an irascible police framed for prison break; the king of robbers imprisoned for forcibly committing a crime; a senior police officer analyzes criminal with her wisdom of life but never fires a single shot; the most wanted convict struggling between loyalty and love, but to love a madam unconditionally; as well as featuring the senior police inspector of Forensic Firearms Examination Bureau. With their wisdom and strength, they breakthrough the boundary and crack cases of injustice.



《三面形醫》
Presents real plastic surgery on the screen

A plastic and reconstructive surgeon - Lam Man Lung and Kate Yeung who takes a dual role, have fallen in love with each other. This unexpected crush proves to be the most exhilarating experience.



《開腦儆探》
Supernatural riddles resolved beyond scientific knowledge

This drama marks the first collaboration between the experienced actor starred as an extraordinary detective - Wong Yat Wa and his daughter - Adrian Wong.



《功夫》
Real fight Real Kung Fu

The Chinese character "Wu" carries the meaning of stopping the fight. Kung Fu is not a tool used for taking revenges or committing sins but aiming to maintain peace and pursuing justice. This TV drama brings out the humanistic stories by featuring different martial arts such as "Choy Li Fut", "Wing Tsun" and "Baji Kung Fu", etc.



《導火新聞線》
Attack the line of news morality

Society surveillance is the responsibility of media. But violence, pornography and sanguinary are the representing statements of today's media. The story was led by three main actresses who work in the same free newspaper but possess different visions, and the daily breaking news underlines the conflicts between them.



《驚異世紀》
Shock your sense by startling special effect

Despite of the suspense and tension created in the drama, each episode also contains inspirational elements.

City Telecom (H.K.) Limited Annual Report 2012 28
Updates on Free TV & Multimedia Business

Variety & Infotainment Production



《飄》's crews, without fear of the threat of nuclear radiation, broke into about 10 kilometers from the Fukushima nuclear plant restricted area in Japan, shooting the most realistic nuclear pollution disaster area.



The hosts of the documentary program 《飄》 help the victims of Japan's northeast century tsunami selflessly, we will presents the touching story of the Japanese disaster to humble our audience.



Thich Nhat Hanh is one of the most influential spiritual leader in modern world, he influences the world through preaching his meditation theory to the Western world.

《飄》

The episode covers a couple of stories telling how the warriors "float" with different beliefs. "Thich Nhat Hanh" is a spiritual leader, influencing more than one hundred million people in the world; Aung San Suu Kyi strives for the freedom of democracy for Burmese throughout her whole life; War correspondents headed off to Fukushima, Japan with the fearless of natural disasters and radiation. Our production crew traveled to France, Burma, Afghanistan, Libyan and Fukushima Prefecture of Japan in search of the impacting and life-changing stories.

29

《挑戰》

Our crew and artistes set off to different parts of the world conquering the impossible missions.



Wong Ursule and Tsang Kwok Cheung traveled to Vanuatu reaching an active volcano.



Wong Ursule (Right) and Tsang Kwok Cheung (Left) started the training of mountaineering skills to conquer the local active volcano of Vanuatu.



Wong He and Yan Ng also traveled to the U.S and tried to catch tornado.

City Telecom (H.K.) Limited Annual Report 2012
Updates on Free TV & Multimedia Business
30

《奧比斯甘肅救盲行動》

City Telecom sent a crew to a remote city in Gansu province, to shoot the maiden visit to the pioneering ORBIS Flying Eye Hospital (FEH).



Sandra Ng visited a girl with severe strabismus in rural area of Lanzhou. With the help of ORBIS, the girl recovered and painted a picture for Sandra Ng.



Sandra Ng (Right) went to the second hospital of Lanzhou University, visited a baby girl who will be undergoing cataract surgery and her mother.


ORBIS

ORBIS Sight Ambassador Ms. Sandra Ng. It is her first time to witness a surgery on a fully facilitated plane.

31

Variety & Infotainment Production



Kung Che Yan has considerable nostalgia for traditional snack. She had tried to cool a perfect brown sugar rice cake in program



Kwok Fung made rice rolls in the midnight. To these traditional snacks, he said that it is the taste of infinity in the heart



Shek Sau grew particularly fond of snack, he will explore the secret of traditional snack in the program with audience.

《 食的秘密 》

Food lovers hit up every corner in Hong Kong in search of the best local, handcrafted foods. Apart from unlocking the allusion, they shared the secret of cooking as well.

City Telecom (H.K.) Limited Annual Report 2012 32

Profile of Directors and Senior Management





EXECUTIVE DIRECTORS

Mr. WONG Wai Kay, Ricky 1

Chairman

aged 50, is the co-founder and Chairman of the Group and is also a director of various subsidiaries of the Group. Mr. Wong is responsible for our overall strategic planning and management. Mr. Wong has over 27 years' experience in the telecommunications and computer industries and has substantial experience in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor's Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Zhejiang Committee, Chinese People's Political Consultative Conference, a member of the Board of Trustees, United College, The Chinese University of Hong Kong and a member of the executive committee of the Digital Solidarity Fund of Hong Kong Council of Social Service.

Mr. CHEUNG Chi Kin, Paul 2

Vice Chairman

aged 55, is the co-founder and Vice Chairman of the Group and is also a director of various subsidiaries of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 31 years' experience in the telecommunications and computer industries and has substantial experience in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

Ms. TO Wai Bing 3 Ms. WONG Nga Lai, Alice 4

Chief Executive Officer Chief Financial Officer & Company Secretary

aged 50, was appointed as the Executive Director and Chief aged 37, was appointed as the Executive Director, Chief Executive Officer of the Group on 30 May 2012. Ms. To is also Financial Officer and Company Secretary of the Group on 30 the Chief Operating Officer of Hong Kong Media Production May 2012 and is also a director of various subsidiaries of the Company Limited, the Chief Executive Officer of Leader Group. Ms. Wong has over 14 years of experience in financial Artiste Management Company Limited, as well as a director management and accounting. She is mainly responsible for of abovementioned subsidiaries. Ms. To is responsible for the Group’s overall finance functions, procurement function as overseeing the multimedia business of the Group. Prior to that, well as investor engagement. Prior to that, Ms. Wong was the Ms. To was the Managing Director of Business Development of Financial Controller of the Group. Ms. Wong holds a Bachelor the Group. Ms. To has a Diploma in Electronic Engineering and a of Commerce degree from the University of Queensland, a Higher Certificate in Electronic Engineering from The Hong Kong Master of Business Administration degree from the Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 University of Science and Technology and a Postgraduate after her previous service with the Group from September 1998 Diploma in Corporate Governance. She is a qualified member of to July 2006. Before joining the Group, Ms. To had worked at the Hong Kong Institute of Certified Public Accountants (HKICPA) Hong Kong Telecom International Limited for 16 years. and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

City Telecom (H.K.) Limited Annual Report 2012 34

Profile of Directors and
Senior Management





NON-EXECUTIVE DIRECTOR

Dr. CHENG Mo Chi, Moses 5

aged 62, was appointed as an Independent Non-executive Director of the Group since 17 June 1997 and has been re-designated as a Non-executive Director of the Group with effect from 30 September 2004. Dr. Cheng is also a member of the Remuneration Committee of the Company and was appointed as a member of the Nomination Committee of the Company on 27 February 2012. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in K. Wah International Holdings Limited, China Mobile Limited, China Resources Enterprise, Limited, Towngas China Company Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Guangdong Investment Limited and Tian An China Investments Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on the Singapore Stock Exchange. His other directorships in public listed companies in the last 3 years include Hong Kong Exchanges and Clearing Limited and China COSCO Holdings Company Limited, both being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on both the Singapore Stock Exchange and Hong Kong Stock Exchange.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LEE Hon Ying, John 6

aged 66, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master's Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee of the Company. Mr. Lee has been appointed as a member of the Nomination Committee of the Company on 27 February 2012.

Dr. CHAN Kin Man 7 Mr. PEH Jefferson Tun Lu 8

aged 53, is Director of Centre for Civil Society Studies, Associate aged 53, is a Certi?ed Public Accountant of the Hong Kong Director of Center for Entrepreneurship and Associate Professor Institute of Certi?ed Public Accountants and a Certi?ed Practicing of the Department of Sociology of The Chinese University of Accountant of CPA Australia. Mr. Peh holds a Master Degree in Hong Kong. He received a Bachelor of Social Science Degree Business from the University of Technology, Sydney. He has over from The Chinese University of Hong Kong in 1983 and a Doctor 30 years of experience in ?nance, accounting and management of Philosophy Degree from Yale University in the U.S. in 1995. from listed and private companies in Hong Kong and Australia. Dr. Chan has been a Director of the Group since June 1997. Mr. Peh has been a Director of the Group since September Dr. Chan has also been appointed as a member of the Audit 2004. Mr. Peh has also been appointed as a member of the Committee and Remuneration Committee of the Company. Audit Committee and Remuneration Committee of the Company. Dr. Chan has been appointed as the member of the Nomination Mr. Peh has been appointed as the Chairman of the Nomination Committee of the Company on 27 February 2012. Committee of the Company on 27 February 2012.

SENIOR MANAGEMENT

The Executive Directors of the Company are also members of senior management of the Group.

City Telecom (H.K.) Limited Annual Report 2012

Financial Information

37 Corporate Governance Report 60 Consolidated Statement of Changes

46 Report of the Directors in Equity

55 Independent Auditor’s Report 61 Consolidated Cash Flow Statement

56 Consolidated Income Statement 62 Notes to the Financial Statements

57 Consolidated Statement of 119 Five-Year Financial Summary Comprehensive Income 120 Corporate Information

58 Balance Sheet

Corporate Governance Report

CORPORATE GOVERNANCE PRACTICES

The Board recognises the importance of corporate governance and is committed to the maintenance of a high corporate governance practices and procedures to safeguard the interests of the shareholders and to enhance the performance of the Group.

The Company has complied with the applicable code provisions of the Code on Corporate Governance Practices as set out in former Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) from 1 September 2011 to 31 March 2012 and has complied with the applicable code provisions as set out in Corporate Governance Code and Corporate Governance Report to the existing Appendix 14 of the Listing Rules (the “New Code”) form 1 April 2012 to 31 August 2012.

DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2012.

THE BOARD

(i)	Responsibilities

The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximising the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management.

The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company.

All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions.

(ii)	Board Composition

The Board currently comprises a total of eight Directors, with four Executive Directors, one Non-executive Director and three Independent Non-executive Directors. During the year ended 31 August 2012 and up to the date of this annual report, the changes to the composition of the Board were as follows:

•	Mr. Yeung Chu Kwong, William resigned as an Executive Director and Chief Executive Officer with effect from 30 May 2012;

•	Mr. Lai Ni Quiaque resigned as an Executive Director, Chief Financial Officer and Company Secretary with effect from 30 May 2012;

•	Ms. To Wai Bing was appointed as an Executive Director and Chief Executive Officer with effect from 30 May 2012; and

•	Ms. Wong Nga Lai, Alice was appointed as an Executive Director, Chief Financial Officer and Company Secretary with effect from 30 May 2012.

The Board believes that the balance between Executive and Non-executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company.

City Telecom (H.K.) Limited Annual Report 2012	38

Corporate Governance Report

As at the date of this annual report, the composition of the Board is set out as follows:

Executive Directors

Mr. Wong Wai Kay, Ricky (Chairman)

Mr. Cheung Chi Kin, Paul (Vice Chairman)

Ms. To Wai Bing (Chief Executive Officer)

Ms. Wong Nga Lai, Alice (Chief Financial Officer)

Non-executive Director

Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors

Mr. Lee Hon Ying, John

Dr. Chan Kin Man

Mr. Peh Jefferson Tun Lu

Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report.

The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 32 to 35 of this annual report.

(iii)	Appointment, Re-election and Removal of Directors

The Board has established a nomination committee on 27 February 2012 with details set out in the section headed “(ii) Nomination Committee” to review the process of director nomination.

Under the Company’s Articles of Association (the “Articles”), the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company.

In accordance with Article 92 of the Articles, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice will hold office until the 2012 annual general meeting of the Company and, being eligible, will offer themselves for re-election at the 2012 annual general meeting.

Furthermore, in accordance with Articles 96 and 99 of the Articles, Dr. Cheng Mo Chi, Moses and Dr. Chan Kin Man will retire from office by rotation at the 2012 annual general meeting and, being eligible, will offer themselves for re-election at the 2012 annual general meeting.

(iv)	Chairman and Chief Executive Officer

The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive Officer is an Executive Director who is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman of the Board and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority.

(v)	Non-executive Director and Independent Non-executive Directors

The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Articles.

During the year ended 31 August 2012, the Board at all times met the requirements under Rule 3.10 of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The Board has received written confirmation of independence from each of the Independent Non-executive Directors and considers them to be independent and free of any relationship that could materially interfere with the exercise of their independent judgment.

Corporate Governance Report

(vi)	Number of Meetings and Directors’ Attendance

The Board meets from time to time, and on no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the year ended 31 August 2012, the Board held seven meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. Individual attendance records of each Director at the respective Board and committee meetings are set out in the table on page 42 of this annual report.

(vii)	Practices and Conduct of Meetings

Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and committees meetings, reasonable notice is generally given. The Company Secretary is responsible to keep minutes of all Board and committees meetings. Draft minutes are circulated to all Directors or committee members for comment in a timely manner and final version for their records. The minutes/resolutions of the Board and the committees are open for inspection by Directors.

(viii)	Training and Support for Directors

In case there is any newly appointed Director, he/she will be provided with an induction course so as to ensure that he/she has appropriate understanding of the business and operations of the Company and that he/she is fully aware of his/her responsibilities and obligations under the Listing Rules and the other applicable regulatory requirements.

There are also arrangements in place for providing continuing briefing and professional development to Directors as when necessary.

During the year, the Company has delivered the latest version of “A Guide on Directors’ Duties” published by the Hong Kong Companies Registry, “Guidelines for Directors” and “Guide for Independent Non-executive Directors” published by the Hong Kong Institute of Directors to all Directors and encourages them to read such guides in order to acquaint themselves with the general duties of directors and the required standard of care, skill and diligence in the performance of their functions and exercise of their powers as Directors.

The Company continuously updates Directors on the latest developments regarding the Listing Rules and other applicable regulatory requirements, to ensure compliance and enhance their awareness of good corporate governance practices. All Directors are encouraged to attend relevant training courses at the Company’s expenses. Directors are requested to provide the Company with their respective training record pursuant to the New Code.

City Telecom (H.K.) Limited Annual Report 2012	40

Corporate Governance Report

COMMITTEES OF THE BOARD

The Board has set up the Audit Committee, Nomination Committee and Remuneration Committee (collectively the “Board Committees”), for overseeing the respective aspects of the Company’s affairs.

Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances.

(i)	Audit Committee

The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties.

The Audit Committee comprises three members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, who are all Independent Non-executive Directors and one of whom possesses the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

The major roles and functions of the Audit Committee are set out in the Audit Committee Charter which is made available on the website of the Company at www.ctigroup.com.hk. The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group including the audits of the Group’s financial statements on behalf of the Board; the appointment of the external auditor and its fees; and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company.

The Audit Committee held four meetings during the year ended 31 August 2012. Executive Directors, representatives from the Internal Audit Department of the Company and the external auditors of the Company were invited to join the discussions at the relevant meetings.

Following is a summary of works performed by the Audit Committee during the year ended 31 August 2012:

(i)	Review of the Company’s financial statements for the year ended 31 August 2011 and for the six months ended 29 February 2012;

(ii)	Review of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

(iii)	Review of the external auditor’s report on the review of the Company’s interim financial report for the six months ended 29 February 2012 and the Company’s audited consolidated financial statements for the year ended 31 August 2011; and

(iv)	Pre-approval of the audit and non-audit services provided by the Company’s external auditors.

Corporate Governance Report

(ii)	Nomination Committee

The Board established its Nomination Committee in February 2012 with specific terms of reference setting out the committee’s authority and duties.

The Nomination Committee comprises four members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Dr. Cheng Mo Chi, Moses. Mr. Peh Jefferson Tun Lu is the Chairman of the Nomination Committee. The Nomination Committee is provided with sufficient resources to discharge its duties. The Nomination Committee’s objectives are as follows:

(i)	Review the structure, size and composition of the Board and make recommendations on any proposed changes to the Board to implement the Company’s corporate strategy;

(ii)	Identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship;

(iii)	Assess the independence of independent non-executive Directors; and

(iv)	Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive.

The role and authorities of the Nomination Committee, including those set out in code provision A.5.2 of the New Code, were set out in its terms of reference which are available at the Company’s website at www.ctigroup.com.hk.

During the year ended 31 August 2012, decisions to consider the appointment of two executive Directors was taken by way of circulated resolutions and the Nomination Committee meeting had not conduced any meeting. In November 2012, the Nomination Committee held a meeting discussed and reviewed the re-election of all the retiring Directors at the coming 2012 annual general meeting.

(iii)	Remuneration Committee

The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee’s authority and duties.

Mr. Lai Ni Quiaque resigned as an Executive Director, Chief Financial Officer, Company Secretary and the member of the Remuneration Committee with effect from 30 May 2012.

The Remuneration Committee currently comprises five members, namely, Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Dr. Cheng Mo Chi, Moses and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows:

(i)	Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of Directors and senior management;

(ii)	Review and consider the Company’s policy for remuneration of Directors and senior management;

(iii)	Determine the remuneration packages of Executive Directors and senior management; and

(iv)	Recommend the remuneration packages of Non-executive Directors (including Independent Non-executive Directors).

The role and authorities of the Remuneration Committee, including those set out in code provision B.1.2 of the New Code, were set out in its terms of reference which are available at the Company’s website at www.ctigroup.com.hk.

The Remuneration Committee held two meetings during the year ended 31 August 2012. Following is a summary of works performed by the Remuneration Committee during the year ended 31 August 2012:

(i)	Review and approval of the discretionary performance bonus for the senior management; and

(ii)	Review and approval of the remuneration packages of the Directors and the senior management.

City Telecom (H.K.) Limited Annual Report 2012	42

Corporate Governance Report

ATTENDANCE RECORDS AT THE BOARD AND COMMITTEES MEETINGS

The attendance records of the individual Directors at the Board, Audit Committee and Remuneration Committee meetings for the year ended 31 August 2012 are set out as follows:

Number of Meetings Attended/Held
	Board	Audit Committee	Remuneration Committee
Executive Directors
Mr. Wong Wai Kay, Ricky	7/7	N/A	N/A
Mr. Cheung Chi Kin, Paul	7/7	N/A	N/A
Ms. To Wai Bing (Note 1)	2/2	N/A	N/A
Ms. Wong Nga Lai, Alice (Note 2)	2/2	N/A	N/A
Mr. Yeung Chu Kwong, William (Note 3)	4/5	N/A	N/A
Mr. Lai Ni Quiaque# (Note 4)	4/5	N/A	1/2

Non-Executive Director
Dr. Cheng Mo Chi, Moses#	7/7	N/A	1/2

Independent Non-Executive Directors
Mr. Lee Hon Ying, John*#	7/7	4/4	2/2
Dr. Chan Kin Man*#	7/7	4/4	2/2
Mr. Peh Jefferson Tun Lu*#	7/7	4/4	2/2

Director, Talent Management
Ms. Choy Mei Yuk, Mimi#	N/A	N/A	1/2

*	Audit Committee Member
#	Remuneration Committee Member

Notes:

1.	Ms. To Wai Bing was appointed as an Executive Director and Chief Executive Officer with effect from 30 May 2012.
2.	Ms. Wong Nga Lai, Alice was appointed as an Executive Director, Chief Financial Officer and Company Secretary with effect from 30 May 2012.
3.	Mr. Yeung Chu Kwong, William resigned as an Executive Director and Chief Executive Officer with effect from 30 May 2012.
4.	Mr. Lai Ni Quiaque resigned as an Executive Director, Chief Financial Officer, Company Secretary and the Member of Remuneration Committee with effect from 30 May 2012.
5.	The Nomination Committee was set up on 27 February 2012 and no meeting of such committee was held during the year ended 31 August 2012.

During the year ended 31 August 2012, the Chairman of the Board held a meeting with the Non-executive Director and the Independent Non-executive Directors without the presence of the Executive Directors.

Corporate Governance Report

CORPORATE GOVERNANCE FUNCTIONS

The Board is also responsible for performing the corporate governance duties as set out below:

a.	to develop and review the Company’s policies and practices on corporate governance;

b.	to review and monitor the training and continuous professional development of Directors and senior management;

c.	to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

d.	to develop, review and monitor the code of conduct and compliance (if any) applicable to the Directors and employees; and

e.	to review the Company’s compliance with the New Code and disclosure in the Corporate Governance Report.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the year ended 31 August 2012. The Board must ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards.

The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Group for the year ended 31 August 2012 is set out in the “Independent Auditor’s Report” on page 55 of this annual report.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY

The Company has arranged appropriate Directors’ and Officers’ Liability Insurance for its Directors and officers of the Company covering the costs, charges, losses, expenses and liabilities arising from the performance of their duties. The insurance policy covers the Directors’ and Officers’ Liability Contract; Company Reimbursement Contract and Legal Representation Expenses Contract. Throughout the year ended 31 August 2012, no claim has been made against the Directors and officers of the Company.

AUDITORS’ REMUNERATION

KPMG was re-appointed as the external auditors of the Company by the shareholders of the Company at the 2011 Annual General Meeting.

For the year ended 31 August 2012, the auditors of the Company received approximately HK$1,630,000 for audit services (2011: HK$2,530,000) and HK$915,000 for non-audit services (2011: HK$Nil).

COMPANY SECRETARY

Ms. Wong Nga Lai, Alice was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Company with effect from 30 May 2012. The biographical information of Ms. Wong is set out in the section of “Profile of Directors and Senior Management” on page 33 of this annual report. According to Rule 3.29 of the Listing Rules, Ms. Wong will take no less than 15 hours of relevant professional training in each financial year.

SHAREHOLDERS’ RIGHT

The Company has only one class of shares, all shares have the same voting rights and are entitled to the dividends declared. The rights of our shareholders are set out in, amongst other things, the Articles and the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) (“CO”).

Shareholders holding not less than one-twentieth of the paid-up capital of the Company may request the Board to convene an extraordinary general meeting pursuant to Section 113 of the CO. The objects of the meeting must be stated in the related requisition deposited at the registered office of the Company.

For including a resolution relating to other matters in a general meeting, shareholders are requested to follow the requirements and procedures as set out in Section 115A of the CO.

City Telecom (H.K.) Limited Annual Report 2012	44

Corporate Governance Report

Pursuant to Article 94(b) of the Articles, if a shareholder wishes to propose a person other than a retiring Director for election as a Director at a general meeting, the shareholder should deposit a written notice of nomination which shall be given to the Company Secretary at least a seven-day period commencing on a date no earlier than the day after the despatch of the said notice of the meeting and ending no later than seven days prior to the date of such meeting.

Shareholders and other stakeholders may send their enquiries and concerns to the Board by addressing them to Company Secretary.

INTERNAL CONTROL FRAMEWORK

Internal Control

The Board recognises its responsibility to maintain a sound and effective internal control system. The internal control system has been designed to safeguard the Group’s assets, maintain proper accounting records and to ensure that transactions are executed in accordance with established policies and standards as well as appropriate authorisation.

In view of the change in business operations, the following activities have been undertaken by the Group’s management to establish a proper internal control framework in the new multimedia business:

•	A well-established and communicated authorisation structure;

•	Policies & procedures that were designed for drama production;

•	Weekly cost monitoring reports for each drama;

•	Use of Information Technology to build in automatic controls; and

•	Various weekly operational meetings between Executive Directors and operational teams.

For the year under review, management considered the Group’s internal control system is reasonably effective and adequate.

Internal Audit

The Internal Audit Department of the Group plays an impartial role which is independent to the Group’s management in assessing and monitoring of the internal controls. The Director of Internal Audit Department directly reports to the Chairman of the Group and the Audit Committee on findings on material controls, including financial, operational and compliance controls and risk management functions.

The annual audit plan is prepared based on a risk assessment with reference to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. The Internal Audit Department worked closely with Executive Directors, Management, and drama production teams in identifying the key risks of the company, and specific internal audit reviews were formulated as a result of this on-going risk assessment exercise.

Internal Audit Reports are presented to the Group’s management and operational teams for attention and appropriate actions. Remediation actions have been developed collaboratively by Group’s management and operational teams to rectify the control weaknesses identified. As a final stage of the review, follow up reviews are conducted by the Internal Audit Department to ensure that these action plans have been successfully and timely implemented.

As part of the education process to build up good corporate governance in the new multimedia business, the Internal Audit Department shared findings of the internal audit reviews and other relevant corporate governance issues with the rest of the company during weekly operational meetings or through regular publications which were circulated across the operations.

Compliance with Sarbanes-Oxley Act of 2002

The Company listed on the Nasdaq Stock Market in the U.S. is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for the effectiveness of the Group’s internal control procedures over financial reporting. With the assistance of Internal Audit Department and external consultants, management of the Group organised and conducted a comprehensive assessment of internal control over financial reporting based on control criteria as set out in the COSO framework. Based on this assessment, the Directors believe that, as at 31 August 2012, the internal control over financial reporting is effective.

Corporate Governance Report

Company Policies

The Group has adopted a number of company policies, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters to ensure good corporate governance practices and high standard of business conducts and ethics of the Group. The Group will regularly review the effectiveness of these policies.

Communication with Shareholders

The Board and the Company maintain an on-going dialogue with the Company’s shareholders and investors through various communication channels including annual general meetings, press conferences and the publication of announcements, circulars, interim and annual reports. All such publications together with additional information of the Group are timely updated on the Company’s website at www.ctigroup.com.hk.

INVESTOR RELATIONS

There is no significant change in the Company’s constitutional documents during the year.

As majority shareholders in our company, we manage the company as shareholders, to create long term value rather than chase quarterly stock performance. Our approach to Investor Engagement is that we want investors to get to know us as business rather than as a stock. Our majority ownership aligns our agency objectives, i.e. we are creating shareholder value for ourselves and are also putting our own shareholder capital at risk.

City Telecom (H.K.) Limited Annual Report 2012	46

Report of the Directors

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 August 2012.

REGISTERED OFFICE

City Telecom (H.K.) Limited (the “Company”) is a company incorporated and domiciled in Hong Kong and has its registered office at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong.

PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are the provision of multimedia production and distribution and other multimedia related activities. In prior years, its principal subsidiaries were also involved in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which were disposed with effect from 30 May 2012. The principal activities of its major subsidiaries are detailed in note 16 to the financial statements.

An analysis of the Group’s performance for the year by business segments is set out in note 3 to the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 August 2012 and the state of the Company’s and the Group’s affairs as at that date are set out in the financial statements on pages 56 to 118.

RESERVES

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Movements in the reserves of the Company during the year are set out in note 22 to the financial statements.

A special dividend of HK$2.5 per ordinary share in cash was paid on 29 June 2012. An interim dividend of HK15 cents per ordinary share in cash (2011: HK15 cents per ordinary share in cash) and a final dividend in respect of the previous financial year of HK15 cents per ordinary share (2011: HK13.5 cents per ordinary share) in cash were paid on 31 May 2012 and 10 January 2012 respectively.

At a board meeting held on 21 November 2012, the Directors have recommended to pay a final dividend of HK15 cents per ordinary share in cash. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 24 January 2013 to shareholders whose names appear on the register of members of the Company as at the close of business on 8 January 2013.

The Register of Members of ordinary shares of the Company will be closed from 7 January 2013 and 8 January 2013, both days inclusive, during which period, no transfers of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s share registrar not later than 4:30 p.m. on 4 January 2013.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$200,000 (2011: HK$393,000).

FIXED ASSETS

Details of the movements in fixed assets and particular of major property interests of the Group are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in note 22 to the financial statements.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 August 2012, calculated in accordance with section 79B of the CO, amounted to approximately HK$2,287,647,000 (2011: HK$146,103,000).

Report of the Directors

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 119 of this annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2012.

GROUP’S BORROWINGS

The Group’s borrowings as at 31 August 2012 are repayable in the following periods:

	2012 HK$’000	2011 HK$’000
On demand or not exceeding one year	3,111	950
More than one year but not exceeding two years	90	105
More than two years	70	183

	3,271	1,238

DIRECTORS

The Directors during the year and up to the date of this annual report were:

Executive Directors

Mr. Wong Wai Kay, Ricky

Mr. Cheung Chi Kin, Paul

Mr. Yeung Chu Kwong, William (note (i))

Ms. To Wai Bing (note (ii))

Mr. Lai Ni Quiaque (note (iii))

Ms. Wong Nga Lai, Alice (note (iv))

Non-executive Director

Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors

Mr. Lee Hon Ying, John

Dr. Chan Kin Man

Mr. Peh Jefferson Tun Lu

Notes:

(i)	Mr. Yeung Chu Kwong, William resigned as the Executive Director and Chief Executive Officer with effect from 30 May 2012.
(ii)	Ms. To Wai Bing was appointed as an Executive Director and Chief Executive Officer with effect from 30 May 2012.
(iii)	Mr. Lai Ni Quiaque resigned as the Executive Director, Chief Financial Officer, Head of Talent Management and member of Remuneration Committee with effect from 30 May 2012.
(iv)	Ms. Wong Nga Lai, Alice was appointed as an Executive Director and Chief Financial Officer with effect from 30 May 2012.

City Telecom (H.K.) Limited Annual Report 2012	48

Report of the Directors

In accordance with Article 92 of the Articles, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice will hold office until the 2012 annual general meeting, and being eligible, offer themselves for re-election at the 2012 annual general meeting.

Furthermore, in accordance with Articles 96 and 99 of the Articles, Dr. Cheng Mo Chi, Moses and Dr. Chan Kin Man will retire from office by rotation and, being eligible, offer themselves for re-election at the 2012 annual general meeting.

The Company has received written confirmation from each of the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Listing Rules and considers all the Independent Non-executive Directors to be independent.

DIRECTORS’ SERVICE CONTRACTS

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors and senior management are set out on pages 32 to 35 of this annual report.

CHANGES OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, the changes of information on Directors are as follows:

(1)	Dr. Cheng Mo Chi, Moses, a non-executive director of the Company, had resigned as an independent non-executive director of Hong Kong Exchange and Clearing Limited (a company listed on the Main Record of the Stock Exchange) with effect from 23 April 2012.

(2)	Changes in Directors’ emoluments during the year are set out in note 11 to the financial statements.

Report of the Directors

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

Directors’ Interests or short positions in shares and in share options

At 31 August 2012, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

						Interests in underlying shares pursuant		Approximate percentage interests in the Company’s
	Interest in shares				Total
Name of Director	Personal interests	Corporate interests		Family interests	interests in shares	to share options	Aggregate interests	issued share capital
								Note(1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284		—	355,051,177	—	355,051,177	43.89%
		Note	(2)(i)
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339		—	50,377,763	—	50,377,763	6.23%
		Note	(2)(ii)
Ms. To Wai Bing	95,239	—		—	95,239	—	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	—		—	50,000	—	50,000	0.01%

Notes:

(1)	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 August 2012.
(2)	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this annual report.

(ii)	24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

Details of the Directors’ interests in share options granted by the Company are set out on pages 51 and 52 of this annual report.

Save as disclosed above, as at 31 August 2012, none of the Directors or chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

City Telecom (H.K.) Limited Annual Report 2012	50

Report of the Directors

SHARE OPTION SCHEME

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

A summary of the 2002 Share Option Scheme operated by the Company is as follows:

(1)	Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible participants

Eligible participants include Talents, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meetings held on 29 December 2004 and 24 December 2007 respectively so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meetings (i.e. 61,407,340 shares and 62,704,840 shares respectively). As at the date of this annual report, the number of shares available for issue in respect thereof is 44,620,299 shares, representing approximately 5.52% of the issued share capital of the Company as at the date of this annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the 2002 Share Option Scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of the grant as stated in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of the grant as stated in the Stock Exchange quotation sheet; and (c) the nominal value of the share of the Company on the date of grant.

Report of the Directors

(9)	The remaining life of the 2002 Share Option Scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10)	Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2012 are as follows:

										Closing price
										immediately
								Options		before the
			Balance	Options			Options	cancelled/		date on
			as at	granted			exercised	lapsed	Balance as	which the
		Exercise	1 September	during			during	during	at 31 August	options were
	Date of grant	price HK$	2011	the year (Note 6)	Vesting period	Exercise period	the year (Note 1)	the year (Note 7)	2012	granted HK$
Directors

Mr. Wong Wai Kay, Ricky	5 January 2005	1.5224	8,091,604	—	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	(8,091,604)	—	—	1.53

Mr. Cheung Chi Kin, Paul	5 January 2005	1.5224	6,091,604	—	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	(6,091,604)	—	—	1.53

Mr. Yeung Chu Kwong, William *	22 May 2006	0.6523	165	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	(165)	—	—	0.64

	6 February 2008	1.7568	5,542,791	—	(Notes 2 and 8)	(Note 2)	(5,542,790)	(1)	—	1.99

	5 February 2010	4.2400	6,000,000	—	(Notes 3 and 8)	(Note 3)	(6,000,000)	—	—	4.34

Mr. Lai Ni Quiaque *	11 February 2008	1.8660	6,044,791	—	(Notes 4 and 8)	(Note 4)	(6,044,790)	(1)	—	1.86

Ms. To Wai Bing #	15 February 2008	1.7568	302,239	—	(Note 5)	(Note 5)	(302,239)	—	—	1.79

Ms. Wong Nga Lai, Alice #	21 October 2004	1.5224	202,289	—	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	(202,289)	—	—	1.53

	22 May 2006	0.6523	102,291	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	(102,291)	—	—	0.64

*	Resigned on 30 May 2012
#	Appointed on 30 May 2012

City Telecom (H.K.) Limited Annual Report 2012	52

Report of the Directors

										Closing price
										immediately
								Options		before the
			Balance	Options			Options	cancelled/		date on
			as at	granted			exercised	lapsed	Balance as	which the
		Exercise	1 September	during			during	during	at 31 August	options were
	Date of grant	price HK$	2011	the year (Note 6)	Vesting period	Exercise period	the year (Note 1)	the year (Note 7)	2012	granted HK$
Talents under continuous employment contacts
Talents	21 October 2004	1.5224	3,605,682	—	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	(3,605,682)	—	—	1.53
	22 May 2006	0.6523	1,122,227	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	(1,121,336)	(891)	—	0.64

Total			37,105,683	—			(37,104,790)	(893)	—

Notes:

1.	During the year ended 31 August 2012, 37,104,790 (2011: 6,914,509) share options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$4.42 (2011: HK$5.63) per ordinary share.
2.	The exercise of the share options is subject to certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercised not later than 5 February 2018.
3.	The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The options shall be exercised not later than 4 February 2020.
4.	The exercise of the share options is subject to the performance of the Company’s shares and certain conditions that must be achieved by the grantee. A modification to the expiry date of the options granted to the grantee was approved by shareholders of the Company on 21 December 2010 and the options shall be exercise not later than 10 February 2018.
5.	The exercise of the share options is subject to certain conditions that must be achieved by the grantee. The share options shall be exercised not later than 23 December 2012.
6.	During the year ended 31 August 2012, no share options were granted.
7.	During the year ended 31 August 2012, a total of 893 (2011: 629,665) share options were lapsed and no share options were cancelled.
8.	During the year ended 31 August 2012, a modification to the conditions of the outstanding share options granted to the grantees was approved by shareholders of the Company on 25 May 2012. Certain conditions imposed on the share options were waived and all unvested outstanding share options became vested and exercisable immediately.

(11)	In determining the value of the share options granted prior to 31 August 2012, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used except for the share options granted on 11 February 2008 which adopts the Monte Carlo Model. Both models are generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

The Group recognises the fair value of share options as an expense in the income statement over the vesting period. The fair value of the share options is measured at the date of grant.

Both the Black-Scholes Model and Monte Carlo Model, applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

Report of the Directors

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Scheme” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

At 31 August 2012, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

	Interests in shares
Name	in long positions	Percentage interests (Note)
Top Group International Limited	339,814,284	42.00%

Note: This percentage is based on 809,016,643 shares of the Company issued as at 31 August 2012.

Save as disclosed above, as at 31 August 2012, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of turnover for the year attributable to the Group’s five largest customers is less than 30% of total turnover for the year and therefore no disclosures with regard to major customers are made. The percentages of purchases for the year attributable to the Group’s major suppliers are as follows:

	2012	2011
	%	%
Purchases
– The largest supplier	11	17
– Five largest suppliers combined	32	49

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year ended 31 August 2012.

CORPORATE GOVERNANCE

Corporate governance practices adopted by the Company are set out in the Corporate Governance Report on pages 37 to 45 of this annual report.

City Telecom (H.K.) Limited Annual Report 2012	54

Report of the Directors

RETIREMENT SCHEME

The Group operates a defined contribution retirement scheme and a Mandatory Provident Fund scheme. Particulars of these retirement schemes are set out in note 10 in the financial statements.

AUDITORS

The financial statements have been audited by KPMG who shall retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 21 November 2012

Independent Auditor’s Report

Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 56 to 118, which comprise the consolidated and Company balance sheets as at 31 August 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2012 and of the Group’s profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

21 November 2012

City Telecom (H.K.) Limited Annual Report 2012	56

Consolidated Income Statement

For the year ended 31 August 2012

(Expressed in Hong Kong dollars)

	Note		2012 HK$’000	2011 HK$’000 (restated)

Continuing operations

Turnover	3		3,762	—

Cost of sales	4		(6,006)	—

Valuation gains on investment properties			18,200	—

Other operating expenses	5	(a)	(104,960)	(23,481)

Other income, net	5	(b)	19,920	3,456

Finance costs, net	5	(c)	(2,455)	(7,303)

Loss before taxation	5		(71,539)	(27,328)

Income tax expense	6		(2,281)	(4,782)

Loss from continuing operations			(73,820)	(32,110)

Discontinued operations

Profit from discontinued operations (net of tax)	2		3,771,694	346,025

Profit for the year			3,697,874	313,915

Attributable to:

Equity shareholders of the Company
– Continuing operations			(71,406)	(32,110)
– Discontinued operations			3,771,694	346,025

			3,700,288	313,915
Non-controlling interest
– Continuing operations			(2,414)	—
– Discontinued operations			—	—

			(2,414)	—

Profit for the year			3,697,874	313,915

Basic (loss)/ earnings per share	9
– Continuing operations			HK(9.0) cents	HK(4.1) cents
– Discontinued operations			HK480.9 cents	HK44.9 cents

			HK471.9 cents	HK40.8 cents

Diluted (loss)/ earnings per share	9
– Continuing operations			HK(9.0) cents	HK(4.1) cents
– Discontinued operations			HK474.1 cents	HK43.7 cents

			HK465.1 cents	HK39.6 cents

The notes on pages 62 to 118 form part of these financial statements.

Consolidated Statement of Comprehensive Income

For the year ended 31 August 2012

(Expressed in Hong Kong dollars)

	2012 HK$’000	2011 HK$’000
Profit for the year	3,697,874	313,915

Other comprehensive income
Exchange differences on translation of financial statements of subsidiaries outside Hong Kong	(265)	2,383

Exchange reserve realised upon disposal of Telecom Business	(4,881)	—

Total comprehensive income for the year	3,692,728	316,298

Attributable to:
Equity shareholders of the Company	3,695,142	316,298
Non-controlling interest	(2,414)	—

	3,692,728	316,298

The notes on pages 62 to 118 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2012	58

Balance Sheet

As at 31 August 2012

(Expressed in Hong Kong dollars)

			The Group		The Company
	Note		2012 HK$’000	2011 HK$’000	2012 HK$’000	2011 HK$’000
Non-current assets

Goodwill	13		—	1,066	—	—
Fixed assets	14		477,141	1,642,701	27,584	55,512
Intangible assets	15		311,726	—	311,726	—
Investments in subsidiaries	16		—	—	623,437	1,082,021
Long term receivable and prepayment			284	4,101	—	—
Deferred expenditure	17		—	15,323	—	—

			789,151	1,663,191	962,747	1,137,533
Current assets

Accounts receivable	18		1,311	71,999	—	6,207
Other receivables, deposits and prepayments	18		31,581	90,984	11,292	5,156
Programme costs			87,617	—	—	—
Inventories			577	—	—	—
Deferred expenditure	17		—	29,312	—	—
Term deposits	19	(a)	544,040	—	544,040	—
Cash at bank and in hand	19	(b)	2,083,079	408,976	2,068,766	254,056

			2,748,205	601,271	2,624,098	265,419
Current liabilities

Bank overdrafts – unsecured			3,026	845	3,026	—
Amounts due to subsidiaries			—	—	700	10,830
Accounts payable	20		5,371	17,419	—	2,721
Other payables and accrued charges	20		31,118	209,585	15,418	22,863
Deposits received			2,259	26,969	—	8,038
Current portion – deferred services revenue	21		—	85,895	—	8,282
Tax payable			935	2,281	—	356
Current portion – obligations under finance leases	25		85	105	85	87

			42,794	343,099	19,229	53,177

Net current assets			2,705,411	258,172	2,604,869	212,242

Total assets less current liabilities			3,494,562	1,921,363	3,567,616	1,349,775

Balance Sheet

As at 31 August 2012

(Expressed in Hong Kong dollars)

		The Group		The Company
	Note	2012 HK$’000	2011 HK$’000	2012 HK$’000	2011 HK$’000
Non-current liabilities

Deferred tax liabilities	23	1,346	111,138	1,232	4,340
Long-term deferred services revenue	21	—	992	—	3,071
Derivative financial instrument	24	9,663	11,564	9,663	11,564
Obligations under finance leases	25	160	288	160	245

		11,169	123,982	11,055	19,220

Net assets		3,483,393	1,797,381	3,556,561	1,330,555

Capital and reserves	22

Share capital		80,902	77,191	80,902	77,191
Reserves		3,402,491	1,720,190	3,475,659	1,253,364

Total equity		3,483,393	1,797,381	3,556,561	1,330,555

Approved and authorised for issue by the board of directors on 21 November 2012.

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul
Director	Director

The notes on pages 62 to 118 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2012	60

Consolidated Statement of Changes in Equity

For the year ended 31 August 2012

(Expressed in Hong Kong dollars)

	Note		Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Revaluation reserve HK$’000	Other reserve HK$’000	Total HK$’000	Non- controlling interest HK$’000	Total equity HK$’000
At 1 September 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

Profit for the year			—	—	—	—	3,700,288	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income			—	—	—	—	—	(5,146)	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year			—	—	—	—	3,700,288	(5,146)	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(115,901)	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	8	(a)	—	—	—	—	(2,022,542)	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	8	(a)	—	—	—	—	(119,674)	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share option	22	(c)(i)	3,711	104,510	(33,044)	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	5	(d)	—	—	10,480	—	—	—	—	—	10,480	—	10,480
Share options lapsed			—	—	(1,195)	—	1,195	—	—	—	—	—	—
Revaluation of investment properties	14		—	—	—	—	—	—	165,156	—	165,156	—	165,156
Contributions from non-controlling interest			—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest			—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At 31 August 2012			80,902	1,188,005	—	7	2,051,149	—	165,156	(1,826)	3,483,393	—	3,483,393

At 1 September 2010			76,500	1,074,997	21,064	7	513,208	2,763	—	—	1,688,539	—	1,688,539

Profit for the year			—	—	—	—	313,915	—	—	—	313,915	—	313,915
Other comprehensive income			—	—	—	—	—	2,383	—	—	2,383	—	2,383

Total comprehensive income for the year			—	—	—	—	313,915	2,383	—	—	316,298	—	316,298
Final dividend paid in respect of previous year	8	(b)	—	—	—	—	(103,735)	—	—	—	(103,735)	—	(103,735)
Interim dividend paid in respect of current year	8	(a)	—	—	—	—	(115,605)	—	—	—	(115,605)	—	(115,605)
Shares issued upon exercise of share option	22	(c)(i)	691	8,498	(1,957)	—	—	—	—	—	7,232	—	7,232
Equity settled share-based transactions	5	(d)	—	—	4,652	—	—	—	—	—	4,652	—	4,652

At 31 August 2011			77,191	1,083,495	23,759	7	607,783	5,146	—	—	1,797,381	—	1,797,381

The notes on pages 62 to 118 form part of these financial statements.

Consolidated Cash Flow Statement

For the year ended 31 August 2012

(Expressed in Hong Kong dollars)

	Note		2012 HK$’000	2011 HK$’000
Net cash inflow from operations	26	(a)	184,927	588,911

Overseas tax paid			(3,003)	(3,012)

Net cash inflow from operating activities			181,924	585,899
Investing activities

Increase in term deposits			(544,040)	—
Interest received			14,282	3,059
Proceeds from disposal of Telecom Business (net of cash disposed of)	2	(d)	4,655,367	—
Purchases of fixed assets			(467,840)	(437,477)
Proceeds from disposal of fixed assets			24,022	20,229

Net cash inflow/(outflow) from investing activities			3,681,791	(414,189)

Net cash inflow before financing activities			3,863,715	171,710
Financing activities

Proceeds from issuance of new shares	26	(b)	75,177	7,232
Repayment of bank loan			—	(125,000)
Repayment of capital element of finance leases	26	(b)	(99)	(212)
Interest element of finance leases			(19)	(30)
Interest paid on bank loans			—	(1,152)
Other borrowing cost paid			(7,134)	(4,638)
Acquisition of non-controlling interest			(1,862)	—
Dividends paid			(2,257,812)	(219,312)

Net cash outflow from financing activities			(2,191,749)	(343,112)

Increase/(decrease) in cash and cash equivalents			1,671,966	(171,402)

Cash and cash equivalents at 1 September			408,131	578,175

Effect of foreign exchange rate changes			(44)	1,358

Cash and cash equivalents at 31 August			2,080,053	408,131

Analysis of the balances of cash and cash equivalents

Cash at bank and in hand	19	(b)	2,083,079	408,976
Bank overdrafts – unsecured			(3,026)	(845)

			2,080,053	408,131

The notes on pages 62 to 118 form part of these financial statements.

City Telecom (H.K.) Limited Annual Report 2012	62

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

Note 1(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2012 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis, used in the preparation of the financial statements is the historical cost basis except that investment properties and certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(g), 1(l), 1(o), 1(t) and 1(u)).

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 31.

(c)	Change in accounting policies

The IASB/ HKICPA has issued a number of amendments to IFRS/ HKFRSs and one new interpretation that are first effective for the current accounting period of the Group and the Company. Of these, the following developments are relevant to the Group’s and the Company’s financial statements:

•	IAS/HKAS 24 (revised 2009), Related party disclosures

•	Improvements to IFRSs/HKFRSs (2010)

The above developments relate primarily to clarification of certain disclosure requirements applicable to the Group’s and the Company’s financial statements. These developments have no material impact on the contents of the Group’s and the Company’s financial statements for the current or comparative periods.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Change in accounting policies (continued)

The Group has early adopted the amendments to IAS/HKAS 12, Income taxes, in respect of the recognition of deferred tax on investment properties carried at fair value under IAS/HKAS 40, Investment properties. The amendments are effective for annual period beginning on or after 1 January 2012, but as permitted by the amendments, the Group and the Company have adopted the amendments for the year ended 31 August 2012.

Other than the early adoption of amendments to IAS/HKAS 12, the Group has not applied any new standard, amendment or interpretation that is not yet effective for the current accounting period.

Amendments to IAS/HKAS 12, Income taxes

Under IAS/HKAS 12 deferred tax is required to be measured with reference to the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of the asset(s) in question. In this regard, the amendments to IAS/HKAS 12 introduced a rebuttable presumption that the carrying amount of investment property carried at fair value under IAS/HKAS 40, Investment property, will be recovered through sale. This presumption is rebutted on a property-by-property basis if the investment property in question is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.

As a result of adopting the amendments to IAS/HKAS 12, the Group reviewed its investment property portfolio and concluded that the presumption in the amended IAS/HKAS 12 that the carrying value of the property will be recovered through sale should be adopted in respect of each of the investment properties located in Hong Kong. Therefore, the deferred tax relating to these properties has been measured on the basis of recovering their carrying amounts entirely through sale. This change in policy has no impact on the financial statements for the year ended 31 August 2011.

Change of accounting policy – Investment properties

Effective from 1 September 2011, the Group has changed its accounting policy with respect to investment properties from the cost model to the fair value model. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. The Group considers that measurement using the fair value model provides more relevant information about the financial performance of these investment properties given of their increased significance in the Group’s balance sheet.

The financial statements for the year ended 31 August 2011 have not been retrospectively restated due to the immaterial effect resulting from the change in accounting policy.

(d)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

(e)	Group accounting

(i)	Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intragroup transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

City Telecom (H.K.) Limited Annual Report 2012	64

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Group accounting (continued)

(i) Consolidation (continued)

Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognised of an investment in an associate or jointly controlled entity.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(k)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

(ii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(f)	Goodwill

Goodwill represents the excess of

(i)	the aggregate of the fair value of the consideration transferred; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating unit, or groups of cash generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(k)).

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(g)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably determined at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(v)(vi).

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Fixed assets

(i) Construction in Progress

Construction in progress is carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (see note 1(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. On completion, the associated costs are transferred to leasehold land and buildings.

(ii) Other Fixed Assets

Other fixed assets, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 1(k)).

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

– Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years
– Furniture, fixtures and fittings	4 years
– Broadcasting and production equipment	2–10 years
– Telecommunications/network, computer and office equipment	4–20 years
– Motor vehicles	4 years
– Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives
– Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases

Where the parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal.

(i)	Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 1 (k)).

Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

– Indefeasible right of use (“IRU”) of telecommunications capacity	20 years
– Right to use of telecommunications services	10 years

Both the period and method of amortisation are reviewed annually.

City Telecom (H.K.) Limited Annual Report 2012	66

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(j)(iii)).

(ii) Finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(h) and note 1(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

(k)	Impairment of assets

(i) Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at the balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

67

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment of assets (continued)

(i) Impairment of investments in debt and equity securities and accounts and other receivables (continued)

If any such evidence exists, any impairment loss is determined and recognised as follows:

•	For investments in subsidiaries, the impairment loss is measured by comparing the recoverable amount of the investment with its carrying amount in accordance with note 1(k)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(k)(ii).

•	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

•	For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

City Telecom (H.K.) Limited Annual Report 2012	68

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Impairment of assets (continued)

(ii) Impairment of other assets

Internal and external sources of information are reviewed at the balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

•	fixed assets;

•	intangible assets; and

•	goodwill.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 1(k)(i) and (k)(ii)).

Impairment losses recognised in an interim period in respect of goodwill, available-for-sale equity securities and unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or losses.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting.

(m)	Programme costs

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss over the showing or licensing period of the programme, with reference to the projected revenue.

•	Self-produced Programmes

Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads.

•	Purchased Programmes

Purchased programmes consist film rights acquired for showing on the Group’s television channel. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

(n)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements.

(o)	Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(k)(i)).

(p)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(q)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(q)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

City Telecom (H.K.) Limited Annual Report 2012	70

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Financial guarantees issued, provisions and contingent liabilities (continued)

(ii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(r)	Talent benefits

(i)	Leave entitlements

Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by talents up to the balance sheet date. Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

(iv)	Share-based payments

The fair value of share options granted to Talents or Directors is recognised as Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to business combinations, or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 1(g), the amount of deferred tax recognised is measured using the tax rates that would apply on sale of those assets at their carrying value at the balance sheet date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

City Telecom (H.K.) Limited Annual Report 2012	72

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method.

(u)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 1(q), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(v)	Revenue recognition

(i)	Revenue for the provision of international telecommunication and fixed telecommunication network services is recognised, when an agreement exists, service is rendered, the fee is fixed or determinable, and collectability is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunication services are recognised in profit or loss rateably over the term of service subscription agreement.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service income, and subsequently recognised as revenue on a straight-line basis over the related service period.

(iv)	Revenue for licensing of programme rights is recognised over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

(v)	Interest income is recognised as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

(vii)	Artiste management fee income is recognised when the services are rendered.

(w)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(x)	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business. Classification as a discontinued operation occurs upon disposal.

Where an operation is classified as discontinued, a single amount is presented on the face of the income statement, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognised on the disposal of the assets or disposal group constituting the discontinued operation.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(y)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business.

Geographical information is not presented as majority of the Group’s revenue is attributed to customers in Hong Kong and majority of the assets are located in Hong Kong.

(z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

City Telecom (H.K.) Limited Annual Report 2012	74

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2	DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in this report.

The presentation of comparative information in respect of the year ended 31 August 2011 has been restated to show the discontinued operations separately from continuing operations.

(a)	The results of the discontinued operations included in the consolidated financial statements for the current and prior years are as follows:

		Telecom Business
	Note	2012 HK$’000	2011 HK$’000
Turnover	3	1,433,775	1,681,458
Network costs and cost of sales	4	(277,028)	(212,315)
Other operating expenses	5(a)	(860,946)	(1,073,683)
Other income, net	5(b)	3,638	3,793
Finance costs, net	5(c)	574	944

Profit before taxation		300,013	400,197
Income tax expense	6	(48,407)	(54,172)

Profit after taxation		251,606	346,025
Gain on sale of discontinued operations	2(c)	3,520,088	—

Profit for the year		3,771,694	346,025

(b)	The cash flows of the discontinued operations for the current and prior years are as follows:

	Telecom Business
	2012	2011
	HK$’000	HK$’000
Net cash from operating activities	414,695	747,982
Net cash from/(used in) investing activities	4,336,661	(363,124)
Net cash used in financing activities	(211,887)	(379,843)

Net cash inflow from discontinued operations	4,539,469	5,015

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2	DISCONTINUED OPERATIONS (continued)

(c)	Effect of Disposal on the financial position of the Group:

	Note	HK$’000
Net assets disposed of:

Goodwill	13	1,066
Fixed assets	14	1,601,528
Long term receivable and prepayment		4,533
Deferred expenditure	17	36,978
Accounts receivable		75,481
Other receivables, deposits and prepayments		165,161
Cash at bank and in hand		42,357
Bank overdrafts – unsecured		(7,529)
Accounts payable		(19,221)
Other payables and accrued charges		(147,364)
Deposits received		(20,946)
Tax payable		(1,721)
Deferred tax liabilities	23(a)	(157,102)
Deferred services revenue		(81,241)
Obligations under finance leases		(49)

		1,491,931

Satisfied by:
Cash consideration		(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services		(316,943)
Exchange reserve realised upon disposal of Telecom Business		(4,881)
Transaction costs		183,454

Gain on sale of discontinued operations		(3,520,088)

No provision for Hong Kong Profits Tax has been made for the gain on sale of discontinued operations.

(d)	Analysis of the net cash inflow in respect of the Disposal:

HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

City Telecom (H.K.) Limited Annual Report 2012	76

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia production and contents distribution business, including but not limited to the offer of free TV programming, multimedia and drama productions, contents distribution and other related services (“Multimedia Business”).

Prior to the Disposal, the Group was also engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations.

The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2012	2011
	HK$’000	HK$’000
Continuing operations:
Licensing of programme rights and provision of artiste management services	3,762	—

Discontinued operations:
International telecommunications services	134,645	197,134
Fixed telecommunication network services	1,299,130	1,484,324

	1,433,775	1,681,458

	1,437,537	1,681,458

Segmental Information

For the year ended 31 August 2011, the Group had two reportable business segments – international telecommunications services and fixed telecommunications network services. As a result of the Disposal, the Group now has one reportable business segment – multimedia services and others. The previously reported segment information for the year ended 31 August 2011 has been restated to reflect the changes in the composition of the Group’s business segments.

Continuing operations:
– Multimedia services and others	: provision of multimedia production and distribution and other multimedia related activities

Discontinued operations:
– International telecommunications	: provision of international long distance calls services

– Fixed telecommunications network	: provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

	2012
	Continuing
	operations	Discontinued operations
		International	Fixed
	Multimedia	tele-	tele-
	services and	communications	communications
	others	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
– External sales	3,762	134,645	1,299,130	—	1,437,537
– Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Other net income, excluding interest income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Interest income					17,241
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Net profit					3,697,874

City Telecom (H.K.) Limited Annual Report 2012	78

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

	2011 (restated)
	Continuing
	operations	Discontinued operations
		International	Fixed
	Multimedia	tele-	tele-
	services and	communications	communications
	others	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
– External sales	—	197,134	1,484,324	—	1,681,458
– Inter-segment sales	—	3,814	14,837	(18,651)	—

	—	200,948	1,499,161	(18,651)	1,681,458

Segment results	(23,481)	89,313	306,147		371,979

Other net income, excluding interest income					3,883
Interest income					3,366
Finance costs, net					(6,359)

Profit before taxation					372,869
Income tax expense					(58,954)

Net profit					313,915

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

	2012
	Continuing
	operations	Discontinued operations
		International	Fixed
	Multimedia	tele-	tele-
	services and	communications	communications
	others	services	network services	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	2,755,116	—	—	2,755,116
Term deposits				544,040
Investment properties				238,200

				3,537,356

Segment liabilities	51,682	—	—	51,682
Tax payable				935
Deferred tax liabilities				1,346

Total liabilities				53,963

Capital expenditure incurred during the year	178,750	3,665	279,978	462,393
Depreciation for the year	4,636	7,021	174,248	185,905

	2011 (restated)
	Continuing
	operations	Discontinued operations
		International	Fixed
	Multimedia	tele-	tele-
	services and	communications	communications
	others	services	network services	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	380,736	53,509	1,830,217	2,264,462

Segment liabilities	30,764	48,695	274,203	353,662
Tax payable				2,281
Deferred tax liabilities				111,138

Total liabilities				467,081

Capital expenditure incurred during the year	51,255	1,631	396,310	449,196
Depreciation for the year	1,585	9,914	206,698	218,197

4	NETWORK COSTS AND COST OF SALES

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

City Telecom (H.K.) Limited Annual Report 2012	80

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	(LOSS)/PROFIT BEFORE TAXATION

(Loss)/profit before taxation is arrived at after charging/(crediting) the following:

(a) Other operating expenses

	2012 HK$’000	2011 HK$’000 (restated)
Continuing operations
Advertising and marketing expenses	214	—
Auditors’ remuneration	1,630	1,392

Depreciation:
– Owned fixed assets	6,144	1,452
– Held under finance lease	124	133
Less: Depreciation capitalised as programme costs	(1,632)	—

	4,636	1,585

Operating lease charges in respect of land and buildings	2,827	—
Loss on disposal of fixed assets	675	382
Talent costs (note 5(d))	55,971	6,837
Amortisation of intangible assets (note 15)	5,217	—
Others	33,790	13,285

	104,960	23,481

Discontinued operations
Advertising and marketing expenses	271,532	344,136
Auditors’ remuneration	1,071	1,385

Depreciation:
– Owned fixed assets	181,252	216,338
– Held under finance lease	17	274

	181,269	216,612

Operating lease charges in respect of land and buildings	26,910	28,426
(Gain)/loss on disposal of fixed assets	(2,674)	626
Talent costs (note 5(d))	233,814	304,518
Amortisation of deferred expenditure (note 17)	29,902	37,873
Others	119,122	140,107

	860,946	1,073,683

	965,906	1,097,164

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	(LOSS)/PROFIT BEFORE TAXATION (continued)

(b) Other income, net

	2012 HK$’000	2011 HK$’000 (restated)
Continuing operations
Bank interest income	(16,167)	(2,039)
Rentals from investment properties	(3,388)	—
Net exchange gain	(229)	(1,234)
Others	(136)	(183)

	(19,920)	(3,456)

Discontinued operations
Interest income	(1,074)	(1,327)
Net exchange (gain)/loss	(408)	239
Others	(2,156)	(2,705)

	(3,638)	(3,793)

	(23,558)	(7,249)

(c) Finance costs, net

	2012 HK$’000	2011 HK$’000 (restated)
Continuing operations
Interest element of finance leases	15	22
Interest on bank borrowings	—	1,152
Amortisation of upfront costs on long-term bank loan	—	182
Change in fair value of derivative financial instrument	(1,901)	271
Write-off of upfront costs upon settlement of long-term bank loan	—	1,251
Other borrowing costs	4,341	4,425

	2,455	7,303

Discontinued operations
Interest element of finance leases	4	8
Others	(578)	(952)

	(574)	(944)

	1,881	6,359

City Telecom (H.K.) Limited Annual Report 2012	82

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	(LOSS)/PROFIT BEFORE TAXATION (continued)

(d) Talent costs

	2012	2011
	HK$’000	HK$’000
		(restated)
Continuing operations
Wages and salaries	101,483	6,404
Provision for annual leave	2,928	48
Retirement benefit costs – defined contribution plans (note 10)	3,993	385

	108,404	6,837
Less:Talent costs capitalised as programme costs	(47,140)	—
Talent costs included in cost of sales	(5,293)	—

Talent costs included in other operating expenses	55,971	6,837

Discontinued operations
Wages and salaries	396,008	511,205
Provision for annual leave	—	564
Equity settled share-based transaction	10,480	4,652
Retirement benefit costs – defined contribution plans (note 10)	38,074	43,487

	444,562	559,908
Less:Talent costs capitalised as fixed assets	(17,671)	(22,206)
Talent costs included in network costs and cost of sales	(6,247)	(10,843)
Talent costs included in advertising and marketing expenses	(186,830)	(222,341)

Talent costs included in other operating expenses	233,814	304,518

	289,785	311,355

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

6	INCOME TAX EXPENSE

Hong Kong Profits Tax rate is 16.5%. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a former wholly owned subsidiary of the Company, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax expense in the consolidated income statement represents:

	2012 HK$’000	2011 HK$’000 (restated)
Continuing operations

Current taxation

Hong Kong
– Provision for the year	(935)	—

Deferred taxation

Origination and reversal of temporary differences	(1,346)	(4,782)

	(2,281)	(4,782)

Discontinued operations

Current taxation

Non-Hong Kong
– Provision for the year	(2,443)	(3,524)
– Under-provision in respect of prior years	—	(135)

Deferred taxation

Origination and reversal of temporary differences	(45,964)	(50,513)

	(48,407)	(54,172)

	(50,688)	(58,954)

City Telecom (H.K.) Limited Annual Report 2012	84

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

6	INCOME TAX EXPENSE (continued)

The Group’s income tax expense differs from the theoretical amount that would arise using the profits before taxation at applicable tax rates as follows:

	2012 HK$’000	2011 HK$’000 (restated)
Profit before taxation	3,748,562	372,869
Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	(619,401)	(63,606)
Effect of non-taxable income	4,662	535
Effect of non-deductible expenses	(3,627)	(4,975)
Utilisation of tax loss related to prior years	—	6,872
Effect of unused tax losses not recognised	(9,693)	—
Effect of disposal of Telecom Business	577,383	—
Under-provision in prior years	—	(135)
PRC income tax concession	—	2,406
Others	(12)	(51)

Income tax expense	(50,688)	(58,954)

Representing by
– Continuing operations	(2,281)	(4,782)
– Discontinued operations	(48,407)	(54,172)

	(50,688)	(58,954)

7	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$4,398,466,000 (2011: HK$212,267,000).

8	DIVIDENDS

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2012	2011
	HK$’000	HK$’000
Special dividend declared and paid of HK$2.5 per ordinary share (2011: HK$Nil)	2,022,542	—
Interim dividend declared and paid of HK15 cents per ordinary share (2011: HK15 cents per ordinary share)	119,674	115,605
Final dividend proposed after the balance sheet date of
HK15 cents per ordinary share
(2011: HK15 cents per ordinary share)	121,352	115,787

	2,263,568	231,392

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

8	DIVIDENDS (continued)

(b) Dividends attributable to the previous financial year, approved and paid during the year:

	2012	2011
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2011, approved and paid of HK15 cents per ordinary share (2011: HK13.5 cents per ordinary share in respect of the financial year ended 31 August 2010)	115,901	103,735

In respect of the final dividend for the financial year ended 31 August 2011, there is a difference of HK$114,000 between the final dividend disclosed in the last annual financial statements and the amounts approved and paid during the year which represents dividends attributable to new shares issued upon the exercise of share options before the closing date of the register of members.

9	EARNINGS PER SHARE

	2012	2011
	HK$’000	HK$’000
Profit attributable to equity shareholders	3,700,288	313,915

Weighted average number of ordinary shares

	2012	2011
	Number	Number
	of shares	of shares
	’000	’000
Issued ordinary shares at the beginning of the year	771,912	764,997
Effect of share options exercised	12,164	3,810

Weighted average number of ordinary shares at the end of the year (basic)	784,076	768,807
Incremental shares from assumed exercise of share options	11,511	23,992

Weighted average number of ordinary shares at the end of the year (diluted)	795,587	792,799

Basic earnings per share	HK471.9 cents	HK40.8 cents

Diluted earnings per share	HK465.1 cents	HK39.6 cents

City Telecom (H.K.) Limited Annual Report 2012	86

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

10	RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month before 1 June 2012, and commenced from 1 June 2012, the maximum amount has been increased to HK$1,250, as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

Pursuant to the relevant regulations in the PRC, the Group contributes to a defined contribution retirement scheme organised by the local social security bureau for each Talent of the subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2012	2011
	HK$’000	HK$’000
Gross contributions
– Continuing operations	3,993	385
– Discontinued operations	38,074	43,487

	42,067	43,872

At 31 August 2012, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2011: HK$Nil).

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a) Directors’ remuneration

The remuneration of each director for the year ended 31 August 2012 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,707	1,050	—	670	8,427
Cheung Chi Kin, Paul	—	6,707	1,050	—	670	8,427
Yeung Chu Kwong, William (note (a))	—	7,477	66,163	8,901	342	82,883
Lai Ni Quiaque (note (a))	—	2,070	59,915	120	207	62,312
To Wai Bing (note (b))	—	6,199	4,200	—	192	10,591
Wong Nga Lai, Alice (note (b))	—	1,659	1,839	—	166	3,664
Cheng Mo Chi, Moses	183	—	—	—	—	183
Lee Hon Ying, John	202	—	—	—	—	202
Chan Kin Man	190	—	—	—	—	190
Peh Jefferson Tun Lu	190	—	—	—	—	190

Total	765	30,819	134,217	9,021	2,247	177,069

Notes:

(a)	Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as Executive Directors with effect from 30 May 2012.
(b)	Ms. To Wai Bing and Ms. Wong Nga Lai, Alice were appointed as Executive Directors with effect from 30 May 2012.

The remuneration of each director for the year ended 31 August 2011 is set out below:

Name of director	Fee HK$’000	Salary HK$’000	Discretionary bonuses HK$’000	Share-based payment HK$’000	Employer’s contribution to defined contribution scheme HK$’000	Total HK$’000
Wong Wai Kay, Ricky	—	6,704	1,000	—	670	8,374
Cheung Chi Kin, Paul	—	6,706	1,000	—	670	8,376
Yeung Chu Kwong, William	—	9,733	1,310	3,006	456	14,505
Lai Ni Quiaque	—	2,762	635	1,906	276	5,579
Cheng Mo Chi, Moses	176	—	—	—	—	176
Lee Hon Ying, John	195	—	—	—	—	195
Chan Kin Man	182	—	—	—	—	182
Peh Jefferson Tun Lu	182	—	—	—	—	182

Total	735	25,905	3,945	4,912	2,072	37,569

No director waived any emoluments in respect of the years ended 31 August 2011 and 2012.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1. The details of the share-based payment are disclosed in note 12.

City Telecom (H.K.) Limited Annual Report 2012	88

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (continued)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include five (2011: four) directors whose emoluments are reflected in the analysis presented above. In 2011, the emoluments payable to the remaining one individual during the year are as follows:

2011
HK$’000
Basic salaries, other allowances and benefits in kind	2,523
Discretionary bonuses	300
Retirement benefit costs – defined contribution plans	181

3,004

The emoluments fell within the following band:

Number of
individual
2011
HK$3,000,001 – HK$3,500,000	1

12	EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2002 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2002 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2002 Share Option Scheme is valid and effective for a ten year period up to 22 December 2012 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

12	EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued)

(a)	The terms and conditions of the options

Options that existed during the year ended 31 August 2012 are as follows, whereby all options are settled by physical delivery of shares:

	Number of	Vesting
2002 Share Option Scheme	option	conditions	Exercisable period
Options granted to directors:

– 21 October 2004	202,289	Condition 1	On or prior to 20 October 2014
– 5 January 2005	14,183,208	Condition 1	On or prior to 20 October 2014
– 22 May 2006	102,456	Condition 1	On or prior to 21 May 2016
– 6 February 2008	5,542,791	Condition 3/6/7	On or prior to 5 February 2018
– 11 February 2008	6,044,791	Condition 2/6/7	On or prior to 10 February 2018
– 15 February 2008	302,239	Condition 5	On or prior to 23 December 2012
– 5 February 2010	6,000,000	Condition 4/7	On or prior to 4 February 2020

Options granted to Talents excluding directors:

– 21 October 2004	3,605,682	Condition 1	On or prior to 20 October 2014
– 22 May 2006	1,122,227	Condition 1	On or prior to 21 May 2016

Total share options	37,105,683

Options that existed during the year ended 31 August 2011 are as follows, whereby all options are settled by physical delivery of shares:

	Number of	Vesting
2002 Share Option Scheme	option	conditions	Exercisable period
Options granted to directors:

– 5 January 2005	16,183,208	Condition 1	On or prior to 20 October 2014
– 22 May 2006	2,023,064	Condition 1	On or prior to 21 May 2016
– 6 February 2008	5,542,791	Condition 3/6	On or prior to 5 February 2018
– 11 February 2008	6,044,791	Condition 2/6	On or prior to 10 February 2018
– 5 February 2010	6,000,000	Condition 4	On or prior to 4 February 2020

Options granted to Talents excluding directors:

– 21 October 2004	4,158,680	Condition 1	On or prior to 20 October 2014
– 22 May 2006	3,160,379	Condition 1	On or prior to 21 May 2016
– 15 February 2008	604,479	Condition 5	On or prior to 23 December 2012
– 2 May 2008	932,465	Condition 5/6	On or prior to 1 May 2018

Total share options	44,649,857

City Telecom (H.K.) Limited Annual Report 2012	90

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

12	EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued)

(a)	The terms and conditions of the options (continued)

The vesting conditions of the respective share option grant are as follows:

Condition 1

Options granted are vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.

Condition 2

Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on 22 November 2007 to 21 November 2010.

Upon fulfilment of the market conditions, certain options granted vest immediately, while other options affected by the same market conditions vest evenly over a period of three years.

During the year ended 31 August 2010, one of the market conditions in the option agreement has been replaced and the vesting of certain options became conditional upon the Company reaching a non-market performance condition. Upon fulfilment of this non-market performance condition, a portion of the options affected by this condition vest immediately, while other options affected by this condition vest evenly over a period of three years.

Condition 3

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators.

During the year ended 31 August 2010, one of the performance conditions had been modified.

Condition 4

Vesting of the options is conditional upon the performance of the participants. Options granted are vested immediately from the date of fulfilment of certain key performance indicators.

Condition 5

Vesting of the options is conditional upon the performance of the participants. Options granted are vested over a period of three to four years from the date of fulfilment of certain key performance indicators.

Condition 6

During the year ended 31 August 2011, one of the clauses in the option agreement has been modified. As a result of this modification, the expiry period of the share option has been extended to 10 years from the grant date of share options. The Group has accounted for the modification in accordance with IFRS/HKFRS 2 “Share-based payment” by measuring the incremental fair value which is the difference between the fair value of the modified share options and that of the original share options, both estimated as at the date of the modification, and recognising the incremental fair value over the period from the modification date until the date when the modified share options vest. If the modification occurs after vesting date, the incremental fair value granted is recognised immediately. The balance of the original grant-date fair value as at the date of modification continues to be recognised over the remaining original vesting period. The total incremental fair value arisen from this modification amounts to HK$276,000.

Condition 7

During the year ended 31 August 2012 and in connection with the Disposal, certain conditions imposed on the share options were waived and all unvested outstanding share options become vested and exercisable immediately. The unamortized original grant date fair value was fully recognised to profit or loss as share-based payment expenses at the date of modification amounting to HK$8,328,000.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

12	EQUITY SETTLED SHARE-BASED TRANSACTIONS (continued)

(b)	The number and weighted average exercise prices of share options are as follows:

	2012		2011
	Weighted average exercise price HK$	Number of options	Weighted average exercise price HK$	Number of options
2002 Share Option Scheme

Outstanding at the beginning of the year	2.03	37,105,683	1.87	44,649,857
Exercised during the year	2.03	(37,104,790)	1.05	(6,914,509)
Lapsed/forfeited during the year	0.65	(893)	1.79	(629,665)

Outstanding at the end of the year	—	—	2.03	37,105,683

Exercisable at the end of the year	—	—	1.47	19,217,594

The weighted average share price at the date of exercise for the share options exercised during the year was HK$4.42 (2011: HK$5.63).

There is no options outstanding at 31 August 2012. The options outstanding at 31 August 2011 had a weighted average exercise price of HK$2.03 and a weighted average remaining contractual life of 3 years.

13	GOODWILL

	The Group
	2012 HK$’000	2011 HK$’000
Balance as at the beginning of the year	1,066	1,066
Disposal of Telecom Business	(1,066)	—

Balance as at the end of the year	—	1,066

City Telecom (H.K.) Limited Annual Report 2012	92

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS

Group

	Construction in progress HK$’000	Investment properties HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications/ network, computer and office equipment HK$’000	Motor vehicles HK$’000	Broadcasting and production equipment HK$’000	Total HK$’000
Cost and valuation:

At 1 September 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810
Additions	83,686	—	2,911	31,790	2,295	283,911	4,796	53,004	462,393
Disposals	—	—	(16,343)	(8,092)	(8,836)	(321,549)	(6,951)	(2,877)	(364,648)
Disposal of Telecom Business	—	—	(16,425)	(125,516)	(11,378)	(3,378,790)	(4,907)	—	(3,537,016)
Fair value adjustment	—	18,200	—	—	—	—	—	—	18,200
Exchange adjustments	—	—	—	(118)	(68)	(1,774)	—	—	(1,960)
Reclassification	—	—	—	—	—	(3,306)	—	3,306	—
Transfer to investment properties (note 14(b))	—	220,000	(57,361)	—	—	—	—	—	162,639

At 31 August 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418
Representing:
Cost	134,797	—	10,466	19,662	3,849	44,854	5,157	53,433	272,218
Valuation	—	238,200	—	—	—	—	—	—	238,200

	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Accumulated depreciation:

At 1 September 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109
Charge for the year	—	—	1,352	10,896	991	170,419	1,403	2,476	187,537
Disposals	—	—	(16,343)	(7,784)	(8,640)	(300,564)	(6,424)	(2,870)	(342,625)
Exchange adjustments	—	—	—	(119)	(59)	(1,561)	—	—	(1,739)
Disposal of Telecom Business	—	—	(955)	(91,764)	(9,791)	(1,829,916)	(3,062)	—	(1,935,488)
Reclassification	—	—	—	—	—	(2,870)	—	2,870	—
Transfer to investment properties (note 14(b))	—	—	(2,517)	—	—	—	—	—	(2,517)

At 31 August 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277

Net book value:

At 31 August 2012	134,797	238,200	10,278	16,496	1,687	21,736	2,990	50,957	477,141

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Group (continued)

	Construction in progress HK$’000	Investment properties HK$’000	Leasehold land and buildings HK$’000	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications/ network, computer and office equipment HK$’000	Motor vehicles HK$’000	Broadcasting and production equipment HK$’000	Total HK$’000
Cost:

At 1 September 2010	—	5,197	90,911	113,286	21,191	3,130,209	12,948	—	3,373,742
Additions	51,111	—	1,576	6,851	203	388,828	627	—	449,196
Disposals	—	—	—	—	(42)	(57,268)	(1,356)	—	(58,666)
Exchange adjustments	—	—	—	1,461	484	4,593	—	—	6,538
Transfer of investment property	—	(5,197)	5,197	—	—	—	—	—	—

At 31 August 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810
Accumulated depreciation:

At 1 September 2010	—	2,413	14,284	80,316	18,132	1,816,942	9,842	—	1,941,929
Charge for the year	—	104	1,850	10,349	1,121	203,009	1,764	—	218,197
Disposals	—	—	—	—	(42)	(36,098)	(1,356)	—	(37,496)
Exchange adjustments	—	—	—	1,272	450	3,757	—	—	5,479
Transfer of investment property	—	(2,517)	2,517	—	—	—	—	—	—

At 31 August 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109

Net book value:

At 31 August 2011	51,111	—	79,033	29,661	2,175	1,478,752	1,969	—	1,642,701

City Telecom (H.K.) Limited Annual Report 2012	94

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Company

				Telecom-
				munications/
				network,
			Furniture,	computer
	Investment	Leasehold	fixtures and	and office	Motor
	property	improvements	fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:

At 1 September 2011	2,680	9,913	9,459	296,910	3,656	322,618
Additions	—	217	27	20,369	571	21,184
Disposals	—	(7,683)	(8,782)	(295,661)	(2,867)	(314,993)
Fair value adjustment	4,720	—	—	—	—	4,720

At 31 August 2012	7,400	2,447	704	21,618	1,360	33,529
Representing:
Cost	—	2,447	704	21,618	1,360	26,129
Valuation	7,400	—	—	—	—	7,400

	7,400	2,447	704	21,618	1,360	33,529

Accumulated depreciation:

At 1 September 2011	—	8,822	8,933	246,071	3,280	267,106
Charge for the year	—	474	326	5,583	136	6,519
Disposals	—	(7,745)	(8,583)	(248,902)	(2,450)	(267,680)

At 31 August 2012	—	1,551	676	2,752	966	5,945

Net book value:

At 31 August 2012	7,400	896	28	18,866	394	27,584

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Company (continued)

	Investment property HK$’000 (restated)	Leasehold improvements HK$’000	Furniture, fixtures and fittings HK$’000	Telecom- munications/ network, computer and office equipment HK$’000	Motor vehicles HK$’000	Total HK$’000 (restated)
Cost and valuation:

At 1 September 2010	2,784	9,719	9,463	309,253	4,901	336,120
Additions	—	194	—	464	—	658
Others	(104)	—	—	—	—	(104)
Disposals	—	—	(4)	(12,807)	(1,245)	(14,056)

At 31 August 2011	2,680	9,913	9,459	296,910	3,656	322,618
Representing:
Cost	—	9,913	9,459	296,910	3,656	319,938
Valuation	2,680	—	—	—	—	2,680

	2,680	9,913	9,459	296,910	3,656	322,618

Accumulated depreciation:

At 1 September 2010	—	8,373	8,308	249,461	4,215	270,357
Charge for the year	—	449	625	9,048	310	10,432
Disposals	—	—	—	(12,438)	(1,245)	(13,683)

At 31 August 2011	—	8,822	8,933	246,071	3,280	267,106

Net book value:

At 31 August 2011	2,680	1,091	526	50,839	376	55,512

City Telecom (H.K.) Limited Annual Report 2012	96

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	The Group		The Company
	2012 HK$’000	2011 HK$’000	2012 HK$’000	2011 HK$’000
Continuing operations:
Leases in respect of investment properties which are receivable:
Within 1 year	13,659	—	105	105

After 1 year but within 5 years	51,219	—	54	158

	64,878	—	159	263
Discontinued operations:

Leases in respect of telecommunications facilities and computer equipment which are receivable:

Within 1 year	—	3,604	—	—
After 1 year but within 5 years	—	2,653	—	—
	—	6,257	—	—

	64,878	6,257	159	263

(b)	During the year ended 31 August 2012, upon the completion of Disposal, certain properties were leased to the Telecom Business and resulted in a change in use from self use to leasing for rental income. Upon this change in use, the Group transferred these properties from leasehold land and buildings to investment properties. These investment properties are stated at their fair values in accordance with the accounting policy set out in note 1(g) and the appreciation in value of HK$165,156,000, representing the difference between their fair value and net book value at the date of the transfer, was credited to revaluation reserve.

During the year ended 31 August 2011, the lease of the investment property to a third party expired and the property has then been leased to a group entity for self-use. Upon this change in use, the Group transferred the investment property into leasehold land and buildings.

(c)	All investment properties of the Group were revalued as at 31 August 2012 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

(d)	The net book value of interests in leasehold land and buildings and investment properties situated in Hong Kong are analysed as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000 (restated)
Leases of between 10 to 50 years	383,275	130,144	7,400	2,680

Representing:

Construction in progress carried at cost	134,797	51,111	—	—
Leasehold land and buildings carried at cost	10,278	79,033	—	—
Investment properties stated at fair value	238,200	—	7,400	2,680

	383,275	130,144	7,400	2,680

(e)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2012, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$92,000 (2011: HK$267,000).

(f)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year end.

(g)	Further particulars of the Group’s properties interest at 31 August 2012 are as follows:

			Attributable
			interest of
Location	Use	Lease term	the Group
Office 1, 2 and 3 on 7th Floor, Mongkok Harbour Centre, No. 638 Shanghai Street, Kowloon	Leasing for rental income	Medium term lease	100%

12/F,14/F-16/F & Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%

13/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%

The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%

City Telecom (H.K.) Limited Annual Report 2012	98

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

15	INTANGIBLE ASSETS

The Group

		Right to use of
	IRU of the tele-	tele-
	communications	communications
	capacity	services	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Cost:
At 1 September 2011	—	—	—	—
Additions	226,700	90,243	2,450	319,393
Written off	—	—	(2,450)	(2,450)

At 31 August 2012	226,700	90,243	—	316,943

Accumulated amortisation:
At 1 September 2011	—	—	—	—
Amortisation for the year	2,905	2,312	—	5,217

At 31 August 2012	2,905	2,312	—	5,217

Net book value:
At 31 August 2012	223,795	87,931	—	311,726

The Company

		Right to use of
	IRU of the tele-	tele-
	communications	communications
	capacity	services	Total
	HK$’000	HK$’000	HK$’000
Cost:
At 1 September 2011	—	—	—
Additions	226,700	90,243	316,943

At 31 August 2012	226,700	90,243	316,943

Accumulated amortisation:
At 1 September 2011	—	—	—
Amortisation for the year	2,905	2,312	5,217

At 31 August 2012	2,905	2,312	5,217

Net book value:
At 31 August 2012	223,795	87,931	311,726

Upon the completion of Disposal and as part of the consideration received from the Disposal, the Group was granted the IRU to use certain capacity of the telecommunication network of the Telecom Business for a term of 20 years and right to use of the telecommunication services from the Telecom Business for a term of 10 years.

The fair value of IRU of telecommunications capacity and right to use of telecommunication services as at the completion date of the Disposal was determined by the Group with reference to comparable market transactions.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

16	INVESTMENTS IN SUBSIDIARIES

	The Company
	2012	2011
	HK$’000	HK$’000
Unlisted investments, at cost (note (a))	—	51,791
Amounts due from subsidiaries (note (b))	623,437	1,040,414

	623,437	1,092,205
Less: Impairment loss	—	(10,184)

	623,437	1,082,021

(a)	The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group:

				Percentage
				of interest
		Principal activities	Particulars of	held as at
	Place of	and place of	issued share	31 August
Name	incorporation	operations	capital	2012
Attitude Holdings Limited #	British Virgin Islands	Inactive	Ordinary US$1	100

Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100

Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100

Golden Trinity Holdings Limited #	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100

Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100

Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100

Hong Kong Television Network Limited	Hong Kong	Inactive	Ordinary HK$2	100

Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100

Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese) ^	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	—

Hong Kong Broadband Network Limited (“HKBN”) ^	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	—

*	Shares held directly by the Company.
#	Subsidiaries not audited by KPMG.
^	Subsidiaries disposed of during the year.

(b)	Except for a loan to a former subsidiary of HK$Nil (2011: HK$625,860,000) which bears fixed interest of 9% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

City Telecom (H.K.) Limited Annual Report 2012	100

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

17	DEFERRED EXPENDITURE

	The Group
	2012	2011
	HK$’000	HK$’000
Balance as at the beginning of the year	44,635	35,612
Additions during the year	22,245	46,896
Less: Amortisation charge for the year	(29,902)	(37,873)

	36,978	44,635
Disposal of Telecom Business	(36,978)	—
Current portion	—	(29,312)

Balance as at the end of the year	—	15,323

Deferred expenditure represents costs incurred by the Telecom Business to acquire subscribers of the services offered by the Telecom Business, which are treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

18	ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Accounts receivable	1,311	78,529	—	6,526
Less: Allowance for doubtful debts	—	(6,530)	—	(319)

	1,311	71,999	—	6,207
Other receivables, deposits and prepayments	31,581	90,984	11,292	5,156

	32,892	162,983	11,292	11,363

(a)	Aging analysis

The aging analysis of accounts receivable, before recognition of impairment losses, is as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Current – 30 days	573	44,949	—	1,647
31–60 days	565	16,417	—	2,674
61–90 days	94	6,861	—	389
Over 90 days	79	10,302	—	1,816

	1,311	78,529	—	6,526

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

18	ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(k)(i)).

The movement in the allowance for doubtful debts during the year including both specific and collective loss components is as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	6,530	5,823	319	559
Impairment loss recognised	9,707	13,636	335	483
Uncollectible amounts written off	(11,707)	(12,929)	—	(723)
Disposal of Telecom Business	(4,530)	—	(654)	—

Balance as at the end of the year	—	6,530	—	319

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Neither past due nor impaired	573	44,949	—	1,647
0 – 30 past due	565	16,417	—	2,674
31 – 60 past due	94	6,861	—	389
Over 60 past due	79	3,772	—	1,497

	1,311	71,999	—	6,207

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of deposits for purchase of fixed assets, rental deposit, interest receivable, unbilled revenue, prepayment and other receivables. All of the other receivables, except rental deposits and others amounting to HK$1,392,000 (2011: HK$9,026,000), are expected to be recovered within one year.

City Telecom (H.K.) Limited Annual Report 2012	102

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

19	BANK DEPOSITS AND CASH

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Time deposits with banks within three months of original maturity	—	263,270	—	206,046
Cash at bank and in hand	2,083,079	145,706	2,068,766	48,010

Cash at bank and in hand in the balance sheet	2,083,079	408,976	2,068,766	254,056

20	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Accounts payable	5,371	17,419	—	2,721
Other payables and accrued charges	31,118	209,585	15,418	22,863

	36,489	227,004	15,418	25,584

(a)	The aging analysis of the accounts payable is as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Current – 30 days	2,920	11,719	—	1,137
31 – 60 days	315	245	—	61
61 – 90 days	84	733	—	—
Over 90 days	2,052	4,722	—	1,523

	5,371	17,419	—	2,721

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent salaries and bonus, carrier fees and charges, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

21	DEFERRED SERVICES REVENUE

Deferred services revenue primarily includes service fees received from customers in advance for the Group and the Company’s fixed telecommunications network services and international telecommunications services. Service fees received in advance is deferred and recognised as revenue on a straight-line basis over the related contract period. The deferred services revenue was disposed as part of the Telecom Business on 30 May 2012.

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES

(a)	Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company’s individual components of equity between the beginning and the end of the year are set out below:

The Company

				Capital
	Share	Share	Capital	redemption	Retained
	capital	premium	reserve	reserve	profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2011	77,191	1,083,495	23,759	7	146,103	1,330,555
Profit attributable to equity shareholders	—	—	—	—	4,398,466	4,398,466
Final dividend paid in respect of previous year	—	—	—	—	(115,901)	(115,901)
Special dividend paid in respect of current year	—	—	—	—	(2,022,542)	(2,022,542)
Interim dividend paid in respect of current year	—	—	—	—	(119,674)	(119,674)
Shares issued upon exercise of share option	3,711	104,510	(33,044)	—	—	75,177
Equity settled share-based transactions	—	—	10,480	—	—	10,480
Share options lapsed	—	—	(1,195)	—	1,195	—

At 31 August 2012	80,902	1,188,005	—	7	2,287,647	3,556,561

At 1 September 2010	76,500	1,074,997	21,064	7	153,176	1,325,744
Profit attributable to equity shareholders	—	—	—	—	212,267	212,267
Final dividend paid in respect of previous year	—	—	—	—	(103,735)	(103,735)
Interim dividend paid in respect of current year	—	—	—	—	(115,605)	(115,605)
Shares issued upon exercise of share option	691	8,498	(1,957)	—	—	7,232
Equity settled share-based transactions	—	—	4,652	—	—	4,652

At 31 August 2011	77,191	1,083,495	23,759	7	146,103	1,330,555

City Telecom (H.K.) Limited Annual Report 2012	104

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES (continued)

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the portion of the grant date fair value of unexercised share options granted to Talents of the Group that was recognised in accordance with the accounting policy adopted for share-based payment in note 1(r)(iv).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(e)(ii).

(c)	Share capital

	2012		2011
	No. of	Amount	No. of	Amount
	shares	HK$’000	shares	HK$’000
Authorised:

Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the year	771,911,853	77,191	764,997,344	76,500
Shares issued upon exercise of share options (note (i))	37,104,790	3,711	6,914,509	691

At the end of the year	809,016,643	80,902	771,911,853	77,191

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i)	During the year ended 31 August 2012, 37,104,790 ordinary shares (2011: 6,914,509 ordinary shares) were issued at a weighted average exercise price of HK$2.03 per ordinary share (2011: HK$1.05 per ordinary share) to share option holders who had exercised their options with an aggregate consideration of HK$75,177,000 (2011: HK$7,232,000) of which HK$3,711,000 (2011: HK$691,000) was credited to share capital and the balance of HK$71,466,000 (2011: HK$6,541,000) was credited to the share premium account. HK$33,044,000 (2011: HK$1,957,000) has been transferred from the capital reserve to the share premium account in accordance with the accounting policy set out in note 1(r)(iv). These shares so issued rank pari passu with the then existing ordinary shares in issue.

105

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES (continued)

(c)	Share capital (continued)

Notes: (continued)

(ii)	The movement of outstanding share options during the year was as follows:

		Number of				Number of
		share options				share options
	Exercise price	outstanding at				outstanding at
	per share	1 September				31 August
Date of grant	HK$	2011	Granted	Exercised	Lapsed	2012
21 October 2004	1.5224	3,807,971	—	(3,807,971)	—	—
5 January 2005	1.5224	14,183,208	—	(14,183,208)	—	—
22 May 2006	0.6523	1,224,683	—	(1,223,792)	(891)	—
6 February 2008	1.7568	5,542,791	—	(5,542,790)	(1)	—
11 February 2008	1.8660	6,044,791	—	(6,044,790)	(1)	—
15 February 2008	1.7568	302,239	—	(302,239)	—	—
5 February 2010	4.2400	6,000,000	—	(6,000,000)	—	—

		37,105,683	—	(37,104,790)	(893)	—

Each option entitles the holder to subscribe for one ordinary share of HK$0.10 each in the Company at a predetermined exercise price.

(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, taking into account its future financial obligations and commitments.

The Group undertakes treasury management activities with respect to its surplus cash assets and monitors its capital structure to maintain sufficient cash for providing adequate funding for the development of the Group’s Multimedia Business.

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

City Telecom (H.K.) Limited Annual Report 2012	106

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23	DEFERRED TAXATION

(a)	Deferred tax assets and liabilities recognised

(i)	The Group

The components of deferred tax (liabilities)/assets recognised in the consolidated balance sheet and the movement during the year are as follows:

	Depreciation
	allowances
	in excess of	Tax losses
	the related	carried
	depreciation	forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At 1 September 2010	(146,799)	90,956	(55,843)
Charged to consolidated income statement	(21,185)	(34,110)	(55,295)
Exchange differences	(7)	7	—

At 31 August 2011	(167,991)	56,853	(111,138)

At 1 September 2011	(167,991)	56,853	(111,138)
Charged to consolidated income statement	(25,849)	(21,461)	(47,310)
Disposal of Telecom Business	181,737	(24,635)	157,102

At 31 August 2012	(12,103)	10,757	(1,346)

(ii)	The Company

The components of deferred tax (liabilities)/assets recognised in the Company’s balance sheet and the movement during the year are as follows:

	Depreciation
	allowances
	in excess of	Tax losses
	the related	carried
	depreciation	forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At 1 September 2010	(6,098)	—	(6,098)
Credited to income statement	1,209	549	1,758

At 31 August 2011	(4,889)	549	(4,340)

At 1 September 2011	(4,889)	549	(4,340)
Credited to income statement	2,603	505	3,108

At 31 August 2012	(2,286)	1,054	(1,232)

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23	DEFERRED TAXATION (continued)

(a)	Deferred tax assets and liabilities recognised (continued)

(iii)	Reconciliation to the consolidated and Company’s balance sheets

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Net deferred tax asset recognised in the balance sheet	—	—	—	—
Net deferred tax liabilities recognised in the balance sheet	(1,346)	(111,138)	(1,232)	(4,340)

	(1,346)	(111,138)	(1,232)	(4,340)

(b)	Deferred tax assets not recognised

As at 31 August 2012, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$59,787,000 (2011: HK$8,087,000) as it was not probable that future taxable profits against which the losses could be utilised would be available in the relevant tax jurisdictions.

	The Group
	2012	2011
	HK$’000	HK$’000
Expiry in 15 – 20 years	—	2,412
No expiry date	59,787	5,675

	59,787	8,087

(c)	Deferred tax liabilities not recognised

At 31 August 2011, the Group has not recognised deferred tax liabilities in respect of the 10% (or 5% if tax treaty relief is available) PRC dividend withholding tax on temporary differences relating to the undistributed profits of its PRC subsidiary amounted to HK$31,550,000, as the Group controls the dividend policy of the subsidiary and it has been determined that it is probable that profits will not be distributed in the foreseeable future.

City Telecom (H.K.) Limited Annual Report 2012	108

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

24	DERIVATIVE FINANCIAL INSTRUMENT

	The Group and the Company
	2012	2011
	HK$’000	HK$’000
Non-current liability

Interest rate swap, at fair value through profit or loss	9,663	11,564

As at 31 August 2012 and 31 August 2011, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is remeasured at each balance sheet date.

The interest rate swap does not quality for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

25	OBLIGATIONS UNDER FINANCE LEASES

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Obligations under finance leases (note (a))	245	393	245	332
Current portion of
– obligations under finance leases	(85)	(105)	(85)	(87)

	160	288	160	245

At 31 August 2012, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Obligations under finance leases
– Within 1 year	85	105	85	87
– After 1 year but within 2 years	90	105	90	85
– After 2 years but within 5 years	70	183	70	160

	245	393	245	332
Less: Current portion of obligations under finance leases	(85)	(105)	(85)	(87)

	160	288	160	245

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25	OBLIGATIONS UNDER FINANCE LEASES (continued)

(a)	At 31 August 2012, the Group had obligations under finance leases repayable as follows:

	The Group
	2012			2011
	Present	Interest		Present	Interest
	value of the	expense	Total	value of the	expense	Total
	minimum	relating to	minimum	minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	85	10	95	105	20	125
After 1 year but within 2 years	90	5	95	105	14	119
After 2 years but within 5 years	70	1	71	183	8	191

	160	6	166	288	22	310

	245	16	261	393	42	435

At 31 August 2012, the Company had obligations under finance leases repayable as follows:

	The Company
	2012			2011
	Present	Interest		Present	Interest
	value of the	expense	Total	value of the	expense	Total
	minimum	relating to	minimum	minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	85	10	95	87	14	101
After 1 year but within 2 years	90	5	95	85	10	95
After 2 years but within 5 years	70	1	71	160	7	167

	160	6	166	245	17	262

	245	16	261	332	31	363

City Telecom (H.K.) Limited Annual Report 2012	110

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

26	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before taxation to net cash inflow generated from operations

	2012	2011
	HK$’000	HK$’000
Profit before taxation	3,748,562	372,869
Depreciation of owned fixed assets	187,396	217,790
Depreciation of fixed assets held under finance lease	141	407
Depreciation capitalised as programme costs	(1,632)	—
Amortisation of deferred expenditure	29,902	37,873
Intangible assets written off	2,450	—
Interest income	(17,241)	(3,366)
Interest element of finance lease	19	30
(Gain)/loss on disposal of fixed assets	(1,999)	1,008
Equity settled share-based transactions	10,480	4,652
Valuation gains on investment property	(18,200)	—
Gain on sale of discontinued operations	(3,520,088)	—
Amortisation of intangible assets	5,217	—
Write-off of upfront costs upon settlement of long-term bank loan	—	1,251
Change in fair value of derivative financial instrument	(1,901)	271
Other borrowing costs	3,763	3,473
Amortisation of upfront cost on long-term bank loan	—	182
Interest expenses on bank borrowings	—	1,152

Net cash inflow before working capital changes	426,869	637,592
(Increase)/decrease in long-term receivable and prepayment	(716)	1,073
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments, inventories	(108,169)	26,543
Increase in deferred expenditure	(22,245)	(46,896)
Increase in programme costs	(85,985)	—
Decrease in accounts payable, other payables, accrued charges and deposits received	(19,181)	(9,490)
Decrease in deferred services revenue	(5,646)	(19,911)

Net cash inflow generated from operations	184,927	588,911

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

26	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b)	Analysis of financing activities during the year

	Share capital	Obligations
	(including share	under
	premium and	finance	10-year
	capital reserve)	lease	senior notes
	HK$’000	HK$’000	HK$’000
Balance at 1 September 2010	1,172,561	605	123,567
Share issued upon exercise of share options	7,232	—	—
Repayment of capital element of finance lease	—	(212)	—
Repayment of long-term bank loan	—	—	(125,000)
Write-off of upfront costs upon settlement of long-term bank loan	—	—	1,251
Amortisation of upfront cost on bank loan	—	—	182
Equity settled share-based transactions	4,652	—	—

Balance at 31 August 2011	1,184,445	393	—

Balance at 1 September 2011	1,184,445	393	—
Share issued upon exercise of share options	75,177	—	—
Repayment of capital element of finance lease	—	(99)	—
Disposal of Telecom Business	—	(49)	—
Equity settled share-based transactions	10,480	—	—
Share options lapsed	(1,195)	—	—

Balance at 31 August 2012	1,268,907	245	—

27	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity and interest rate risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 18.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 28, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 28.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 18.

City Telecom (H.K.) Limited Annual Report 2012	112

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of credit facilities and the ability to close out market positions. To cope with the funding requirement of future business expansion and development, the Group aims to maintain flexibility in funding by keeping adequate free cash and credit lines available.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilised banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company can be required to pay.

Group

			2012					2011
		Total		More than	More than		Total		More than	More than
		contractual	Within	1 year but	2 years but		contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	Carrying	undiscounted	1 year or	less than	less than
	amount	cash flow	on demand	2 years	5 years	amount	cash flow	on demand	2 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Bank overdrafts – unsecured	3,026	3,026	3,026	—	—	845	845	845	—	—
Accounts payable	5,371	5,371	5,371	—	—	17,419	17,419	17,419	—	—
Other payables and accrued charges	31,118	31,118	31,118	—	—	209,585	209,585	209,585	—	—
Deposits received	2,259	2,259	2,259	—	—	26,969	26,969	26,969	—	—
Obligations under finance leases	85	95	95	—	—	105	125	125	—	—

Non-current liabilities

Derivative financial instrument	9,663	10,060	4,619	4,174	1,267	11,564	12,590	4,716	4,000	3,874
Obligations under finance leases	160	166	—	95	71	288	310	—	119	191

	51,682	52,095	46,488	4,269	1,338	266,775	267,843	259,659	4,119	4,065

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity risk (continued)

Company

			2012					2011
		Total		More than	More than		Total		More than	More than
		contractual	Within	1 year but	2 years but		contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	Carrying	undiscounted	1 year or	less than	less than
	amount	cash flow	on demand	2 years	5 years	amount	cash flow	on demand	2 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities

Bank overdrafts – unsecured	3,026	3,026	3,026	—	—	—	—	—	—	—
Amounts due to subsidiaries	700	700	700	—	—	10,830	10,830	10,830	—	—
Accounts payable	—	—	—	—	—	2,721	2,721	2,721	—	—
Other payables and accrued charges	15,418	15,418	15,418	—	—	22,863	22,863	22,863	—	—
Deposits received	—	—	—	—	—	8,038	8,038	8,038	—	—
Obligations under finance leases	85	95	95	—	—	87	101	101	—	—

Non-current liabilities

Derivative financial instrument	9,663	10,060	4,619	4,174	1,267	11,564	12,590	4,716	4,000	3,874
Obligations under finance leases	160	166	—	95	71	245	262	—	95	167

	29,052	29,465	23,858	4,269	1,338	56,348	57,405	49,269	4,095	4,041

(c)	Interest rate risk

The Group’s interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at 31 August 2012 and 2011. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

Sensitivity analysis

The Group’s profit attributable to shareholders would increase by approximately HK$1,750,000 (2011: HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at 31 August 2012, with all other variables held constant. The analysis performed including the effect of the Group’s interest rate swap contract as disclosed in note 24 to the financial statements.

City Telecom (H.K.) Limited Annual Report 2012	114

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies. The Group did not have significant foreign currency risk at the balance sheet date.

(e)	Fair values

Financial instrument carried at fair value

The following table presents the carrying value of financial instrument measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•

Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2012

	The Group and the Company
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Liability

Derivative financial instrument:
– Interest rate swap	—	9,663	—	9,663

2011

	The Group and the Company
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Liability

Derivative financial instrument:
– Interest rate swap	—	11,564	—	11,564

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

•	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

•

The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

28	CONTINGENT LIABILITIES

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Bank guarantees provided to suppliers	—	1,330	—	1,300
Bank guarantee in lieu of payment of utility deposits	1,950	5,572	—	—

	1,950	6,902	—	1,300

As at 31 August 2012, HK$1,950,000 (2011: HK$6,902,000) of the HK$23,260,000 (2011: HK$38,900,000) total banking facility was utilised by the Company and the subsidiaries.

29	COMMITMENTS

(a)	Capital commitments

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment

Contracted but not provided for	4,958	141,432	3,119	—

Construction of Multimedia Production and Distribution City

Authorised but not contracted for	827,401	600,000	—	—
Contracted but not provided for	41,659	—	2,743	—

Others

Contracted but not provided for	—	5,000	—	—

City Telecom (H.K.) Limited Annual Report 2012	116

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

29	COMMITMENTS (continued)

(b)	Commitments under operating leases

At 31 August 2012 and 2011, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company
	2012	2011	2012	2011
	HK$’000	HK$’000	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:

Within 1 year	5,373	27,679	—	—
After 1 year but within 5 years	2,294	20,642	—	—

	7,667	48,321	—	—
Leases in respect of telecommunications facilities and computer equipment which are payable:

Within 1 year	—	63,300	—	168
After 1 year but within 5 years	—	17,103	—	5
After 5 years	—	3,211	—	—

	—	83,614	—	173

	7,667	131,935	—	173

(c)	Programme fee commitments

The Group entered into several long-term agreements with programme content providers for rights to use certain programme contents and with certain production-related Talents for future production in the Group’s multimedia production business and IP-TV. Minimum amounts of programme fees and other production-related costs to be paid by the Group are analysed as follows:

	2012	2011
	HK$’000	HK$’000
Programme fee in respect of programme rights which are payable:

Within 1 year	96,613	25,777
After 1 year but within 5 years	106,669	27,197

	203,282	52,974

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

30	MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 11(a) and certain of the highest paid Talents as disclosed in note 11(b), is as follows:

	2012	2011
	HK$’000	HK$’000
Short-term Talent benefits	176,852	35,979
Post-employment benefits	2,488	2,616
Equity compensation benefits	9,546	4,652

	188,886	43,247

31	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 12, 14 and 27 contain information about the assumptions and risk factors relating to fair value of share options, investment property and financial instruments. Other key sources of estimation uncertainty are as follows:

(a)	Provision for programme cost

If circumstances indicate that the carrying amount of programmes cost may not be fully recovered, provision for programme cost to write down the amount to net realisable values is recognised as an expense in the period the write down occurs.

(b)	Impairment of assets

If circumstances indicate that the carrying value of property, plant and equipment and intangible assets may not be fully recoverable, these assets may be considered impaired, and an impairment loss may be recognised in accordance with IAS/HKAS 36, Impairment of assets. In assessing whether there is any indication that an asset may be impaired, the Group considers all readily available information from both internal and external source. When there is adverse change in circumstance, additional impairment may be required.

City Telecom (H.K.) Limited Annual Report 2012	118

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

32	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 AUGUST 2012

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2012 and which have not been adopted in these financial statements.

Effective for
accounting periods
beginning on or after
Amendments to IAS/HKAS 1	Presentation of financial statements – Presentation of items of other comprehensive income	1 July 2012

IFRS/HKFRS 10	Consolidated financial statement	1 January 2013

IFRS/HKFRS 12	Disclosure of interest in other entities	1 January 2013

IFRS/HKFRS 13	Fair value measurement	1 January 2013

IAS/HKAS 27	Separate financial statements (2011)	1 January 2013

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	1 July 2013

Amendments to IAS/HKAS 32	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

IFRS/HKFRS 9	Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

Five-Year Financial Summary

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2012.

	2012	2011	2010	2009	2008
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Results

Turnover
– Continuing operations	3,762	—	—	—	—
– Discontinued operations	1,433,775	1,681,458	1,574,687	1,478,239	1,302,981

	1,437,537	1,681,458	1,574,687	1,478,239	1,302,981

(Loss)/profit after taxation
– Continuing operations	(73,820)	(32,110)	9,029	31,189	(380)
– Discontinued operations	251,606	346,025	207,837	181,640	125,570

	177,786	313,915	216,866	212,829	125,190

Gain on sale of discontinued operations	3,520,088	—	—	—	—

(Loss)/profit for the year
– Continuing operations	(73,820)	(32,110)	9,029	31,189	(380)
– Discontinued operations	3,771,694	346,025	207,837	181,640	125,570

	3,697,874	313,915	216,866	212,829	125,190

Assets

Goodwill	—	1,066	1,066	1,066	1,066
Fixed assets	477,141	1,642,701	1,431,813	1,302,380	1,231,399
Intangible assets	311,726	—	—	—	—
Long term receivable and prepayment	284	4,101	5,174	6,091	5,586
Deferred tax asset	—	—	—	—	26,335
Deferred expenditure	—	44,635	35,612	49,460	56,095
Current assets	2,748,205	571,959	777,884	431,411	772,929

Total assets	3,537,356	2,264,462	2,251,549	1,790,408	2,093,410
Liabilities

Current liabilities	42,794	343,099	362,364	383,056	372,369
Non-current liabilities	11,169	123,982	200,646	178,825	688,434

Total liabilities	53,963	467,081	563,010	561,881	1,060,803

Net assets	3,483,393	1,797,381	1,688,539	1,228,527	1,032,607

City Telecom (H.K.) Limited Annual Report 2012	120

Corporate Information

FINANCIAL CALENDAR

Full-year Results

Announced on 21 November 2012

Annual General Meeting

31 December 2012

LISTING

City Telecom (H.K.) Limited’s shares are listed under the stock code “1137” on The Stock Exchange of Hong Kong Limited and in the form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”.

Executive Directors

Mr. WONG Wai Kay, Ricky3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul3,5 (Vice Chairman)

Ms. TO Wai Bing3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice3,5 (Chief Financial Officer)

Non-executive Director

Dr. CHENG Mo Chi, Moses7,9

Independent Non-executive Directors

Mr. LEE Hon Ying, John1,7,8

Dr. CHAN Kin Man2,7,9

Mr. PEH Jefferson Tun Lu2,5,6,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and Hong Kong Laws

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

DBS Bank Ltd., Hong Kong Branch

The Hongkong and Shanghai Banking Corporation Limited

Website

www.ctigroup.com.hk

The Aggregation of Talents CREATIVE PROFESSIONALS City Telecom embraces more than 500 backstage talents and signed up approximately 220 artistes.

THE AGGREGATION OF TALENTS OUR ARTISTES

JOHN CHIANG SO WING HONG WILLIAM KWOK FUNG SAM LEE LEUNG SIU BING LIEW MEI KWAN PRUDENCE ?SHEK SAU TSANG WAI KUEN CHAU KA YEE

The Aggregation of Talents OUR ARTISTES WONG HE KWAN KELVIN AI WAI KATE YEUNG WONG TSZ CHING ADRIAN KATHY CHOU TSUN WAI LAWRENCE LOK YING KWAN CHAN JASON

CHAN ON YING LO HOI PANG CHAN MANNOR YIN TERENCE TZU WEI CHIANG CHO MAN CHEUNG CHUNG CHI YUEN WAH HUANG GRACE LAU HO LUNG WILFRED

THE AGGREGATION OF TALENTS OUR ARTISTES

POON CHAN LEUNG YU MO LIN CHAN YU SUM SAM YING CHEONG YAU CHARLES WONG URSULE ZAC KOO CHAN SIU PONG LI YU YEUNG EDDIE LAU YUK CHUI

The Aggregation of Talents OUR ARTISTES SIN HO YING FUNG SO BOR TSANG KWOK CHEUNG LEANNE HO LUI YAU WAI PAK BIU LEUNG PO KI WONG CHING CHAN YUEN WAI CALINDA LWUNG KIN PING NG YUEN YEE BONNIE WONG

LAI PETER TANG KIN MING LUI YAU FAI PATRICK TSE YUET MAY CHAN KWAN VIVI LEE KWAN PO WAI EMILY LUI HEI SHERMING YIU MAK CHI LOK BRYANT CHEN CHAI PING MARIA BONDY CHIU

The Aggregation of Talents OUR ARTISTES CHAN KA LOK WONG MEI KI MAGGIE TSE CHI LUN PANG KWOK LEUNG PETER CHAN WING YIN ANITA ANN HO SHAM KIT YEE YAN NG LI FUNG WONG CHAK FUNG JONES LEE LI HUNG KIT

PAU HONG YI CHERRY RACHEL LAM LI KA LUN TSZ YUEN JASON LAM MA WING YAN WINNIE FAN CHOI YEE WU KWING LUNG DANIEL KWOK LU HEI LOY YOE BIU LAW KWUN FUNG

The Aggregation of Talents OUR ARTISTES LEE RIKKO OI KEI KOO AYALA CARLOS ERNESTO CHAN TAN TAN EMILY WONG CHAN MAN CHING SHUM WINNIE TSE SHAN SHAN TING LOK SZE LO MAN KIT SIMON CHEUNG KIT LIN WONG KWUN BUN EUNICE HO

WONG MAN PIU WONG YING JOYCE CHEUNG YICK CHAN SZE WAI EVA GUTIERREZ RAY ANTHONY ANNIE CHONG PAU HIU WAH TING CHE WAI CAMY CHENG KA SANG LUVIN KWAN WAI LUN WONG FUNG KING CANDY

The Aggregation of Talents LEE CHEUK LING KAREN KWONG CHOR FAI TONY LENA WONG CHUI YEE TWEETY CHENG SHU FUNG NG WAI SHAN LAM YING HUNG PANG KA LAI ANGELA LEE WONG SANG CHEUNG CANDY SHUET KWAN LI ANNA HO MAN KIT

LUK CHUN KONG ALAN FU CHOR WAI HUI MING CHI WONG KING WAI PATRICK CHAN PUI SZE TSANG AMY LEI SIN HANG JACKY WONG LING YAN KAWAII KWAN YI TUNG CHAN LEI MAN QUEENIE CHOW TSZ LUNG THOMAS CHU YUEN YEE CANDY

The Aggregation of Talents ? OUR ARTISTES LAI CHUN YE HO TING YAN JIM PING HEI CHIU MAN TUNG KONG FAI AMOS TO WONG KA HIM JACKY CHALK NORTH LUI KA FAI JIANG XIAO JIE LUEN JEREMY YU CHOI LAM

HO HING FAI RICKSEN TAM YU TIN YAN ALISON CHIU TSUN MING PAUL CHONG SHIU LUN HUI CHUN HO KA CHUN CHEUNG KA WAI WONG SIU PING LEE YIU TONG GARY WONG HO TING NG HOI LAM

The Aggregation of Talents ? OUR ARTISTES CHAN SZE MAN LI TSZ KI VIVIAN LAU YI CHING CHEUNG HOK LEUNG TSANG KAI LUN YEUNG HUNG CHUN JACK HAU KIN MAN TANG BOK HIN VECTRA KWOK WING TUNG CHEUNG HUNG HEI CHAN ROCKY CHAN CHIK WING

LAM HOI YEE CHENG PAN HO TIM KWOK CHEUNG NGAR LAI MARK CHAN LAW CHIU CHUNG CHIU SIN HANG LEUNG KIN HANG

Where the English and the Chinese texts con?ict, the English text prevails Concept and design: Phoenix Communications Limited Printing: iOne Financial Press Limited.Website: www.ione.com.hk

City Telecom (H.K.) Limited 13th Floor, Trans Asia Centre, 18 Kin Hong Street Kwai Chung, New Territories, Hong Kong